Filed Pursuant to Rule 424(b)(5)

Registration No. 333-177250

PROSPECTUS SUPPLEMENT

(To prospectus dated December 2, 2011)

10,650,000 American Depositary Shares

WNS (Holdings) Limited

(organized under the laws of Jersey, Channel Islands)

Representing 10,650,000 ordinary shares

We are offering 5,400,000 newly issued ordinary shares in the form of American Depositary Shares, or ADSs. The selling shareholders identified in this prospectus supplement are offering an additional 5,250,000 ordinary shares in the form of ADSs. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. Each ADS represents the right to receive one of our ordinary shares. See “Description of Ordinary Shares” and “Description of American Depositary Shares” in the accompanying prospectus.

Our ADSs are listed on the New York Stock Exchange under the symbol “WNS.” The last reported sale price of the ADSs on February 9, 2012 was $9.40 per ADS.

See “Risk Factors” beginning on page S-26 of this prospectus supplement and beginning on page 118 of our report on Form 6-K furnished to the Securities and Exchange Commission on January 20, 2012 to read about risk factors you should consider before buying the ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial price to public	$9.2500	$98,512,500
Underwriting discounts and commissions	$0.5318	$5,663,670
Proceeds before expenses to WNS (Holdings) Limited	$8.7182	$47,078,280
Proceeds before expenses to selling shareholders	$8.7182	$45,770,550

The underwriters have the option to purchase within 30 days of the date of this prospectus supplement up to an additional 1,597,500 ADSs from the selling shareholders to cover over allotments, if any, at the initial price to public less underwriting discounts and commissions.

The underwriters expect to deliver the ADSs against payment in New York, New York on or about February 15, 2012.

Joint Bookrunners

BofA Merrill Lynch	Deutsche Bank Securities

Co-Managers

Baird	William Blair & Company	Janney Montgomery Scott

Prospectus Supplement dated February 9, 2012.

We are responsible only for the information contained in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference therein and any related free writing prospectus issued or authorized by us. None of us, the selling shareholders and the underwriters has authorized anyone to provide you with any other information, and we, the selling shareholders and the underwriters take no responsibility for any other information that others may give you. We, the selling shareholders and the underwriters are offering to sell the ADSs only in jurisdictions where offers and sales are permitted. The offer and sale of the ADSs in certain jurisdictions is subject to the restrictions described herein under “Underwriting — Selling Restrictions.” The information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated therein by reference may be accurate only as of the date on the front of those documents, regardless of the time of delivery of those documents or any sale of the ADSs.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which contains more general information regarding our securities, some of which does not apply to this offering. This prospectus supplement and the accompanying prospectus are part of a registration statement, as amended, that we filed with the Securities and Exchange Commission, or the SEC, using the SEC’s shelf registration rules. You should read both this prospectus supplement and the accompanying prospectus, together with additional information incorporated by reference therein as described under the heading “Where You Can Find More Information” in the accompanying prospectus.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus supplement and the accompanying prospectus to:

•	“WNS,” “our company,” “we,” “our” and “us” are to WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands, and its subsidiaries;

•	“US” or “USA” are to the United States of America, its territories and its possessions; “UK” are to the United Kingdom; “India” are to the Republic of India; and “EU” are to the European Union; and

•

“$” or “dollars” or “US dollars” are to the legal currency of the US; “ ” or “Indian rupees” are to the legal currency of India; “pound sterling” or “£” are to the legal currency of the UK; and “pence” are to the legal currency of Jersey, Channel Islands.

References to a particular “fiscal” year are to our fiscal year ending on March 31 of that calendar year.

Prior to April 1, 2011, our financial statements were prepared in accordance with US generally accepted accounting principles, or US GAAP. With effect from April 1, 2011, we adopted the International Financial Reporting Standards and its interpretations, as issued by the International Accounting Standards Board, or IFRS. References to “GAAP” in this prospectus supplement are to US GAAP or IFRS, as the case may be. This prospectus supplement includes and incorporates by reference financial statements and other financial information based on both US GAAP and IFRS. Information based on US GAAP is not comparable to information prepared in accordance with IFRS. An explanation of how the transition to IFRS from US GAAP has affected our reported financial position, financial performance and cash flows is provided in (1) Note 2.i on Reconciliations in our unaudited condensed consolidated financial statements as of and for the three months ended June 30, 2011 and 2010, Note 2.w on Reconciliations in our unaudited condensed consolidated financial statements as of and for the three and six months ended September 30, 2011 and 2010 and Note 2.w on Reconciliations in our unaudited condensed consolidated financial statements as of and for the three and nine months ended December 31, 2011 and 2010 and (2) our announcement dated July 14, 2011 (discussing the key impact of the initial adoption of IFRS on our fiscal 2011 consolidated financial statements), each incorporated by reference into this prospectus supplement.

This prospectus supplement includes information regarding the business process outsourcing market from (1) the “Worldwide and U.S. Business Process Outsourcing Services 2011-2015 Forecast: Will BPO Providers Leverage the Opportunity and Cross the Chasm to Play a Significant Role in Transforming the Enterprise?” report dated May 2011 and the “Worldwide Offshore Key Horizontal BPO Services 2011-2015 Forecast” report dated November 2011 by International Data Corporation, or IDC (which we refer to herein collectively as the IDC 2011 Reports), and (2) the “Analysis of India as an Offshore Services Location” report dated October 13, 2011 by Gartner (which we refer to herein as the Gartner 2011 Report). The information contained in the IDC 2011 Reports and the Gartner 2011 Report represent data, research opinions or viewpoints published by IDC and by Gartner (as part of a syndicated subscription service), respectively, and are not representations of fact. Each of the IDC 2011 Reports and the Gartner 2011 Report speaks as of its original publication date (and not as of the date of this prospectus supplement) and the opinions expressed in such reports are subject to change without notice.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

S-ii

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference contain “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, and the impact of our adoption of IFRS. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	worldwide economic and business conditions;

•	political or economic instability in the jurisdictions where we have operations;

•	regulatory, legislative and judicial developments;

•	our ability to attract and retain clients;

•	technological innovation;

•	telecommunications or technology disruptions;

•	future regulatory actions and conditions in our operating areas;

•	our dependence on a limited number of clients in a limited number of industries;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	the effects of our different pricing strategies or those of our competitors;

•	increasing competition in the BPO industry;

•

our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition) and our master services agreement with Aviva Global Services (Management Services) Private Ltd. as described in our annual report on Form 20-F for fiscal 2011 incorporated by reference in this prospectus supplement and the accompanying prospectus;

•	our ability to successfully consummate strategic acquisitions; and

•	volatility of our ADS price.

In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

S-iii

SUMMARY

This summary highlights selected information included elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus and does not contain all the information that you should consider before making an investment decision. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” sections and the financial statements and related notes and other information incorporated by reference, before making an investment decision.

Our Business

We are a leading global provider of offshore business process outsourcing, or BPO, services, offering comprehensive data, voice, analytical and business transformation services. We transfer the business processes of our clients to our delivery centers, located in India, the Philippines, the UK, Sri Lanka, Romania, Costa Rica and the US, as well as to our subcontractor’s delivery center in South Africa, with a view to offer cost savings to our clients as well as offer more flexibility in managing their operations. In addition, our transformation practice seeks to help our clients identify business and process optimization opportunities through technology-enabled solutions and process design improvements.

We win outsourcing engagements from our clients based on our domain knowledge of their business and our experience in managing the specific processes they seek to outsource. Accordingly, we are organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance; travel and leisure; manufacturing, retail, consumer products and telecom industries, as well as the consulting and professional services; healthcare; banking and financial services; utilities; and shipping and logistics industries.

Our portfolio of services includes vertical-specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including customer care, finance and accounting, legal services, procurement, research and analytics and technology services.

We monitor our execution of our clients’ business processes against multiple performance parameters, and we aim to consistently meet and exceed these parameters in order to maintain and expand our client relationships. We aim to build long-term client relationships, and we typically sign multi-year contracts with our clients that provide us with recurring revenue. For clients with over $1 million in annual revenue less repair payments, attrition has averaged less than 5% per year over the last three fiscal years, and our top 10 clients for the nine months ended December 31, 2011 have been with us for an average of nearly six years. In the fiscal year ended March 31, 2011, 65 and 57 clients contributed more than $1 million to our revenue and revenue less repair payments, respectively. In the twelve months ended December 31, 2011, 72 and 66 clients contributed more than $1 million to our revenue and revenue less repair payments, respectively.

According to the National Association of Software and Service Companies, or NASSCOM, an industry association in India, we are among the top three India-based offshore business process outsourcing companies based on export revenue for fiscal 2011. We have maintained this top three ranking for the last six consecutive years.

As of December 31, 2011, we had 22,697 employees across our 25 delivery centers in seven countries, executing approximately 600 distinct business processes for our clients. Among our largest 25 clients for the nine months ended December 31, 2011 in terms of revenue contribution are Aviva International Holdings Limited, or Aviva, Biomet Inc., British Airways plc, Centrica plc, Federal Express Corporation, Société Internationale de Télécommunications Aéronautiques, T-Mobile (UK) Limited, Travelocity.com LP and Virgin Atlantic Airways Ltd.

In fiscal 2011, under US GAAP, our revenue was $616.3 million, our revenue less repair payments was $369.4 million, our net income was $9.1 million and our Adjusted net income was $44.9 million. For the nine months ended December 31, 2011, under IFRS, our revenue was $360.8 million, our revenue less repair payments was $295.2 million, our profit was $8.1 million and our Adjusted net income was $34.1 million. Our revenue less repair payments and Adjusted net income are non-GAAP financial measures. For a discussion of our revenue less repair payments and a reconciliation of revenue less repair payments to revenue and Adjusted net income to GAAP net income or profit, as the case may be, see “— Summary Financial and Operating Data.”

Market Opportunity

Companies are outsourcing a growing proportion of their business processes in order to reduce costs, increase process quality, increase flexibility, and improve business outcomes. Companies have shifted their BPO activities from simpler processes such as call center related processes to a wider range of more complex business processes such as finance and accounting, insurance claims administration and market research analysis. Companies are also asking their BPO providers to deliver higher-value services, such as process re-engineering and transformation services, which increase competitive advantage and have an impact on revenues as well as profits. In order to deliver complex services and transformational capabilities, providers must increasingly leverage technology platform solutions, analytics and industry-specific knowledge to deliver better processes and business outcomes. These companies are also asking for more flexible business models that align the interests of the provider along with those of the company. Many of these companies are outsourcing to offshore locations such as India to access a high quality and cost-effective workforce. We are a leading provider in the offshore business process outsourcing industry and believe that we are well positioned to benefit from the combination of the outsourcing and offshoring trends.

The global business process outsourcing industry is a large and growing industry. According to the IDC 2011 Reports, the worldwide BPO market is estimated to have grown at a compound annual growth rate, or CAGR, of 3.9% from $132 billion in 2007 to $153 billion in 2011. IDC estimated that the worldwide BPO market will grow at a CAGR of 5.6% from 2011 to 2015, to $191 billion. Furthermore, the offshore-based BPO market is expected to continue to grow at a faster rate than the worldwide BPO market. According to IDC, the offshore-based BPO market is estimated to have grown at a CAGR of approximately 17% from $2.5 billion in 2007 to $4.7 billion in 2011. In addition, IDC estimated that the worldwide offshore-based BPO market will grow at a CAGR of approximately 19% from 2011 to 2015, to $9.4 billion.

We believe that India is considered to be an attractive destination for offshore information technology, or IT, services and BPO services, or IT-BPO. According to the Gartner 2011 Report, “[a]n excellent government support system and skilled, highly scalable IT labor pool differentiates India as the top offshore destination.”

Business process outsourcing typically is a long-term strategic commitment for companies. The processes that companies outsource frequently can be complex and are integrated with their core operations. These processes require a high degree of customization and, often, a multi-stage outsource transfer program. Companies therefore would incur high switching and other costs to transfer these processes back to their internal operations or to other business process outsourcing providers, whether onshore or offshore. As a result, once a business process outsourcing provider gains the confidence of a client, the resulting business relationship usually is characterized by multi-year contracts with predictable annual revenue.

Given the long-term, strategic nature of these engagements, companies undertake a rigorous process in evaluating their business process outsourcing provider. Based on our experience, a client typically seeks several key attributes in a business process outsourcing provider, including:

•	domain knowledge and industry-specific expertise;

•	ability to innovate, add new operational expertise and drive down costs;

•	demonstrated ability to execute a diverse range of mission-critical and often complex business processes;

•	global presence via offshore, nearshore and onshore delivery centers;

•	capability to scale employees and infrastructure without a diminution in quality of service; and

•	established reputation and industry leadership.

As the offshore business process outsourcing industry evolves further, we believe that industry-specific knowledge, higher-value process expertise, a global delivery platform, scale, reputation and leadership will become increasingly important factors in this selection process.

We believe that non-linear pricing models that allow BPO providers to price their services based on the value delivered to companies will replace, in certain engagements, pricing models that are primarily based on headcount (often referred to as full-time equivalents, or FTEs) or on the volume of transactions, as companies look to share the risk of volume and cost uncertainties with BPO providers, thereby creating the incentive for BPO providers to improve the productivity of their employees and the efficiency of their operations.

Our Competitive Strengths

We believe that we have the competitive strengths necessary to maintain and enhance our position as a leading provider of offshore business process outsourcing services:

Well positioned for the evolving BPO market

The offshore BPO industry, which started with basic processes, such as call center customer service activities, has now expanded to include higher-value services that involve process re-engineering and business transformation. We believe that as companies have become more experienced with outsourcing, they generally look to outsource an increasing number of processes and to outsource increasingly complex and more vertical-specific processes. We believe that our industry-specific expertise, comprehensive portfolio of complex services, transformation capabilities and technology-enabled solutions position us at the forefront of the evolving BPO services market.

Deep industry expertise

We have established deep expertise in the industries we target as a result of our legacy client relationships, acquisitions and the hiring of management with specific industry knowledge. We have developed methodologies, proprietary knowledge and industry-specific technology platforms applicable to our target industries that allow us to provide industry-focused solutions and be more responsive to customer needs within these industries.

In addition, we have organized our company into business units aligned along each of the industries on which we focus. By doing so, we are able to approach potential clients in each of our target industries with a combined sales, marketing and delivery effort that leverages our in-depth industry knowledge and industry-specific technology platforms.

For example, in the insurance sector, we have specialized expertise in multiple insurance sub-sectors including property and casualty, auto and life. We offer various insurance-specific processes such as premium and policy administration, claims management, actuarial services and underwriting.

We have received numerous recognitions for our industry leadership including:

•	Best 20 Leaders by Industry Focus: Financial Services (Insurance) — International Association of Outsourcing Professionals (IAOP) 2010 Global Outsourcing 100

•	Best 5 Companies by Industry Focus: Air Transportation — IAOP 2009 Global Outsourcing 100

•	Industry Leader in Finance and Accounting (F&A) BPO — Global F&A BPO Magic Quadrant 2011, Gartner

Comprehensive portfolio of complex services, higher-value transformational services and technology-enabled solutions

We seek to focus our service portfolio on more complex processes and to evolve away from reliance on services that are less integral to our clients’ operations, such as telemarketing and technical helpdesks, which characterized the offshore business process outsourcing industry in its early days. We also offer higher-value services such as transformation services, which are designed to help our clients to identify business and process optimization opportunities and leverage our industry and process expertise, technology solutions and analytics capabilities.

We also have developed and continue to develop technology-enabled solutions that utilize our proprietary software and licensed software in conjunction with our core business process outsourcing services. These integrated, technology-enabled solutions allow us to offer higher value, differentiated services which are more scalable and repeatable and create value for our clients through increased process efficiency and quality. We believe these technology-enabled solutions will enable us to grow our revenue in a non-linear way by decoupling revenue growth from headcount growth.

For example, we offer various technology-enabled platforms as part of our broad suite of transformation services that also includes Consulting and Program Management Services, Process and Quality Services and Technology Services. For a large North American airline, we utilized our VERIFARE fare audit platform to streamline the airline’s revenue recovery process, thereby allowing the airline to increase the amount of revenue recovered from inaccurate fare charges.

Our client-centric focus

We have a client-centric engagement model that leverages our industry-specific and shared-services expertise as well as our global delivery platform to offer business solutions designed to meet our clients’ specific needs.

We have also sought to enhance our value proposition to our clients by providing them with more flexible pricing models that align our objectives with those of our clients. In addition to traditional headcount-based pricing, we provide alternative pricing models such as transaction-based pricing and outcome-based pricing.

We believe our ability to provide highly relevant solutions, alternative pricing models and our global delivery platform gives our clients the capabilities they seek from their outsourcing partner. As a result, we have built long-standing relationships with such large multinationals such as Aviva, British Airways plc and Travelocity.com LP.

Proven global delivery platform

We deliver our services from 25 delivery centers around the world, located in India, the Philippines, the UK, Sri Lanka, Romania, Costa Rica and the US, as well as through a subcontractor’s facility based in South

Africa. Our ability to offer services delivered from onshore, nearshore and offshore locations benefits our clients by providing them with high-quality services from efficient and cost-effective locations based on their requirements and process needs.

We believe the breadth of our delivery capability allows us to meet our clients’ needs, diversifies our workforce and allows us to access the local talent pool around the world.

Experience in transferring processes offshore and running them efficiently

Many of the business processes that our clients outsource to us are mission-critical and core to their operations, requiring substantial program management expertise. We have developed a sophisticated program management methodology intended to ensure the smooth transfer of business processes from our clients’ facilities to our delivery centers. Our highly experienced program management team has transferred approximately 600 distinct business processes for our clients.

We focus on delivering our client processes effectively on an ongoing basis. We have also invested in a quality assurance team that helps us to satisfy the International Standard Organization, or ISO, 9001: 2000 standards for quality management systems, and applies Six Sigma, a statistical methodology for improving consistency across processes, and other process re-engineering methodologies such as LEAN to further improve our process delivery.

Extensive investment in human capital development

Our extensive recruiting process helps us screen candidates on multiple parameters and to appropriately match employees to the most suitable positions. We have established the WNS Learning Academy, which provides ongoing training to our employees for the purpose of continuously improving their leadership and professional skills. We seek to promote our team leaders and operations managers from within, thereby offering internal advancement opportunities and clear long-term career paths.

We have also invested significant management effort toward ensuring that our organization is positioned to continuously scale to meet the robust demand for offshore business process outsourcing services. We are capable of evaluating over 15,000 potential employees and recruiting, hiring and training over 1,000 employees each month, enabling us to rapidly expand and support our clients.

Experienced management team

We benefit from the effective leadership of a global management team with diverse backgrounds including extensive experience in outsourcing. Members of our executive and senior management team have, on average, over 20 years of experience in diverse industries, including in the business process and IT outsourcing sector, and in the course of their respective careers have gathered experience in successfully integrating acquisitions, developing long-standing client relationships, launching practices in new geographies, and developing new service offerings.

Our Growth Strategies

Our objective is to strengthen our position as a leading global business process outsourcing provider. To achieve this, we will seek to expand our client base, further develop our industry expertise, enhance our value proposition to our clients, organically develop new business services, enhance our brand, expand our global delivery platform and make selective acquisitions.

We have made significant investments to accelerate our growth. These investments include:

•	the expansion and reorganization of our sales force;

•	an increase in the expertise and management capability within our sales force;

•	the expansion of other sales channels including the development of new partnerships and alliances and broadening our engagement with outsourcing industry advisors and analysts;

•	an increase in the amount of technology in our service offerings including the development of new technology-enabled solutions; and

•	the expansion of our global delivery platform.

The key elements of our growth strategy are described below.

Increase business from existing clients and add business from new clients

We have organized our company into vertical business units to focus on each of the industries that we target and to manage more effectively our sales and marketing process. We also have expanded our sales force, from 43 at the end of fiscal 2010 to 70 as of December 31, 2011, in order to provide broader sales coverage and to add management experience. Our sales force is organized into two groups, one focused primarily on expanding our relationship with our existing clients and another focused on seeking new clients.

We seek to expand our relationship with existing clients by identifying additional processes that can be transferred offshore, cross-selling new services, adding technology-based offerings and expanding into other lines of business within each client. Our account managers have industry-specific knowledge and expertise and are responsible for maintaining a thorough understanding of our clients’ outsourcing roadmaps as well as identifying and advocating new offshoring opportunities. As a result of this strategy, we have a strong track record of extending the scope of our client relationships over time. For example, our relationship with a large global professional services firm started with less than 30 FTEs. We have since expanded the relationship to over 500 FTEs over a period of less than four years.

For new clients, we seek to provide value-added solutions by leveraging our deep industry expertise. As a result of our capabilities and industry vertical go-to-market approach, we have been able to compete effectively for new opportunities as they arise.

Reinforce leadership in existing industries

Through our industry-focused operating model, we have established a leading offshore business process outsourcing practice in various industries and business sectors. We intend to leverage our knowledge of the insurance; travel and leisure; manufacturing, retail, consumer products and telecom; consulting and professional services; healthcare; banking and financial services; utilities, and shipping and logistics industries to penetrate additional client opportunities within these industries. For example, we have leveraged the experience, capabilities and reputation gained through our relationship with Aviva to penetrate the multi-line insurance and other segments of the insurance industry.

Furthermore, success in penetrating the market for finance and accounting services across industries drives us to invest in talent and technology platforms with the goal of scaling our business in order to acquire industry-specific expertise.

Provide higher value added services

We seek to enhance our value proposition to our clients by leveraging our industry-specific expertise; our portfolio of higher-value services such as our research and analytics services, transformation services and technology-enabled solutions; and our flexible pricing models. We also intend to broaden the scope of our higher-value service offerings to capture new market opportunities.

By delivering an increasing portfolio of higher-value services to our clients and migrating them towards transaction- or outcome-based pricing models, we aim to increase the value of our services to our clients and enhance the strength, size and profitability of the relationship.

For one of our large global insurance clients, we started providing back-office support services for the client’s insurance underwriting line of business. Over time, we have expanded into higher-value services, providing finance and accounting and research and analytics services in the client’s middle-office operations. We now also provide additional higher-value services such as risk analysis, quantitative modeling, trading compliance and investment performance management services to the client’s investment advisory business.

Enhance awareness of the WNS brand name

Our reputation for operational excellence among our clients has been instrumental in attracting and retaining new clients as well as talented and qualified employees. We believe we have benefited from strong word-of-mouth brand equity in the past to scale our business. However, as the size and the complexity of the offshore business process outsourcing market grows, we are actively increasing our efforts to enhance awareness of the WNS brand in our target markets and among potential employees. To accomplish this, we have established a dedicated global marketing team comprised of experienced industry talent. We are also focusing on developing channels to increase market awareness of the WNS brand, including through internet marketing techniques, exposure in industry publications, participation in industry events and conferences, and other initiatives that encourage innovation in the BPO industry, such as the publication of articles and white papers, webinars and podcasts. In addition, we are aggressively targeting BPO industry analysts, general management consulting firms, and boutique outsourcing firms, who are usually retained by prospective clients to provide strategic advice, act as intermediaries in the sourcing processes, develop scope specifications and aid in the partner selection process.

Expand our delivery capabilities

We currently have 25 delivery centers located in seven countries around the world. We also deliver services through a subcontractor’s facility based in South Africa. In the first nine months of fiscal 2012, we expanded our delivery capacity by 1,713 seats or approximately 10.5% of our capacity at the end of fiscal 2011. We intend to expand our global delivery capability through additional delivery centers in both onshore and offshore locations as well through partnerships with other providers so that we can offer our clients maximum value and flexibility, as well as gain access to potential clients and markets that may have specific delivery requirements or constraints.

Broaden industry expertise and enhance growth through selective acquisitions and partnerships

Our acquisition strategy is focused on adding new capabilities and industry expertise. Our acquisition track record demonstrates our ability to integrate, manage and develop the specific capabilities we acquire. Our intention is to continue to pursue targeted acquisitions in the future and to rely on our integration capabilities to expand the growth of our business.

Corporate Information

We were incorporated in Jersey, Channel Islands, on February 18, 2002. Our principal executive office is located at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli(W), Mumbai 400 079, India, and the telephone number for this office is (91-22) 4095-2100. Our registered office in Jersey is at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands. Our agent for service in the US is our subsidiary, WNS North America, Inc., 15 Exchange Place, 3rd Floor, Jersey City, NJ 07302, USA. Our website address is www.wns.com. The information on our website, however, is not and should not be deemed to be a part of this prospectus supplement.

Recent Developments

Sales Force Expansion

Our sales force is organized along industry verticals to provide focus on each of the industries that we target. As of December 31, 2011, we had 70 members in our sales force, consisting of both sales professionals, which we refer to as “hunters,” and client relationship professionals, which we refer to as “farmers.” This is an expansion from 55 at the end of fiscal 2011 and 43 at the end of fiscal 2010.

We are committed to the further expansion of our sales force to support the growth of our business.

Global Delivery Platform

Since the end of fiscal 2011, we have expanded our global delivery platform by 1,713 seats, or approximately 10.5%, to 17,991 as of December 31, 2011. Our total headcount as of December 31, 2011 is 22,697, spread across our 25 delivery centers in seven countries.

The following table illustrates the geographic diversity of our delivery centers as of December 31, 2011:

	Delivery centers	Built up seats(1)	Used seats(1)	Headcount
India	16	15,117	11,665	19,657
UK	4	519	323	386
Philippines	1	1,145	1,005	1,527
Sri Lanka	1	402	300	387
Romania	1	378	297	338
Costa Rica	1	422	228	334
US	1	8	8	65
Australia	—	—	—	2
United Arab Emirates	—	—	—	1

	25	17,991	13,826	22,697

Note:

(1)	Built up seats refer to the total number of production seats (excluding support functions such as Finance, Human Resource and Administration) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder are referred to as “vacant seats.” Vacant seats are converted into used seats when we increase headcount.

We intend to expand our global delivery capability, and we are exploring plans to do so in areas such as the US, Asia Pacific, Latin America and Africa. For example, we opened a new delivery center in Costa Rica in late 2009, we expanded our existing delivery center in Romania in early 2011, and we entered into a subcontract agreement with a subcontractor in late 2011 to deliver services from South Africa.

Attrition

Our business relies on a large number of skilled employees. We continue to invest in our employee base in order to increase productivity and employee retention.

The following table contains our employee attrition data:

	Fiscal 2012			Fiscal 2011
	Three months ended			Three months ended
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Attrition(1)	35%	39%	41%	45%	42%

Note:

(1)	The attrition rate for each of the quarters indicated is presented on an annualized basis, calculated by multiplying by 100 a fraction having (a) a numerator equal to the number of our employees who resigned during such quarter after having completed at least six months of employment multiplied by 365 days divided by the number of days in such quarter and (b) a denominator equal to the average headcount calculated based on the number of employees who have completed at least six months of employment at the beginning and end of each period. The attrition rates for the three months ended March 31, 2011 and December 31, 2010 previously made publicly available by our company were calculated on a different basis and have been restated above on the basis described in the preceding sentence for consistency in the method of calculation of the attrition rates for all the quarters presented above.

The Offering

ADSs that we are offering	5,400,000 ADSs.

ADSs that selling shareholders are offering	5,250,000 ADSs (6,847,500 ADSs if the underwriters exercise their over allotment option in full).

Number of ordinary shares per ADS	One ordinary share.

Ordinary shares to be outstanding immediately after this offering	50,065,791 ordinary shares(1).

The ADSs	Each ADS represents the right to receive one ordinary share. The ADSs will be evidenced by American Depositary Receipts, or ADRs, executed and delivered by Deutsche Bank Trust Company Americas, as Depositary.

The Depositary will be the holder of the ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement and the ADRs.

Subject to compliance with the relevant requirements set out herein, you may turn in your ADSs to the Depositary in exchange for ordinary shares underlying your ADSs.

The Depositary will charge you fees for exchanges.

You should carefully read the “Description of American Depositary Shares” section of the accompanying prospectus to better understand the terms of the ADSs. You should also read the deposit agreement and the form of the ADRs, which are exhibits to the registration statement that includes the accompanying prospectus.

Offering price	The public offering price is $9.25 per ADS.

Selling shareholders	See “Principal and Selling Shareholders” and “Selling Shareholders” in the accompanying prospectus for information on the selling shareholders in this offering.

Over allotment option	The underwriters have the option to purchase within 30 days of the date of this prospectus supplement up to an additional 1,597,500 ADSs from the selling shareholders to cover over allotments, if any, at the initial price to public less underwriting discounts and commissions.

Use of proceeds	Our net proceeds from the sale of 5,400,000 ADSs in this offering are expected to be approximately $45.5 million, after deducting underwriting discounts and commissions and estimated offering expenses which are payable by us. We intend to use the net proceeds from this offering for general corporate purposes, which may include capital expenditures, acquisitions, refinancing of indebtedness and working capital.

The proceeds from the sale of 5,250,000 ADSs (6,847,500 ADSs if the underwriters exercise their over allotment option in full) in this offering to be sold by the selling shareholders will be paid to those shareholders. We will not receive any of the proceeds from the sale of those ADSs. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus as they may be amended, updated or modified periodically in our reports filed with the SEC for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Trading market for ADSs	Our ADSs are listed on the New York Stock Exchange under the symbol “WNS.” On February 9, 2012, the closing sale price for our ADSs as reported on the New York Stock Exchange was $9.40 per ADS.

Depositary	Deutsche Bank Trust Company Americas.

Lock-up	We, the selling shareholders, our directors and executive officers have agreed with the underwriters not to sell, transfer or dispose of any of our ordinary shares or ADSs for a period of 90 days after the date of this prospectus supplement. See “Underwriting.”

Note:

(1)	Calculated based on 44,665,791 ordinary shares outstanding as of December 31, 2011. The number of shares to be outstanding immediately after this offering excludes (i) 7,720 ordinary shares/ADSs issued pursuant to our Second Amended and Restated 2006 Incentive Award Plan during the period from January 1, 2012 to the date of this prospectus supplement, (ii) 997,472 ordinary shares/ADSs issuable upon the exercise of share options and vesting of restricted share units outstanding as of the date of this prospectus supplement and (iii) 3,332,218 ordinary shares/ADSs reserved for future issuance under our Second Amended and Restated 2006 Incentive Award Plan and our 2002 Stock Incentive Plan.

Summary Financial and Operating Data

Our consolidated financial statements included in our annual report on Form 20-F for fiscal 2011 are prepared in accordance with US GAAP. With effect from April 1, 2011, we adopted IFRS. This prospectus supplement includes and incorporates by reference financial statements and other financial information based on both US GAAP and IFRS. Information based on US GAAP is not comparable to information prepared in accordance with IFRS. An explanation of how the transition to IFRS from US GAAP has affected our reported financial position, financial performance and cash flows is provided in Note 2.i on Reconciliations in our unaudited condensed consolidated financial statements as of and for the three months ended June 30, 2011 and 2010, Note 2.w on Reconciliations in our unaudited condensed consolidated financial statements as of and for the three and six months ended September 30, 2011 and 2010 and Note 2.w on Reconciliations in our unaudited condensed consolidated financial statements as of and for the three and nine months ended December 31, 2011 and 2010, each incorporated herein by reference.

The summary consolidated statement of income data for fiscal 2011, 2010 and 2009 and the summary consolidated balance sheet data as of March 31, 2011 and 2010 presented below have been derived from our audited consolidated financial statements, prepared in accordance with US GAAP, included in our annual report on Form 20-F for fiscal year ended March 31, 2011 and incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary consolidated statement of income data for fiscal 2008 and 2007 and the summary consolidated balance sheet data as of March 31, 2009, 2008 and 2007 presented below have been derived from our audited consolidated financial statements, prepared in accordance with US GAAP, which are not incorporated by reference herein.

The summary condensed consolidated statement of income data for the nine months ended December 31, 2011 and 2010 and the summary condensed consolidated statement of financial position data as of December 31, 2011 and March 31, 2011 presented below have been derived from our unaudited condensed consolidated financial statements, prepared in accordance with IFRS, included in our report on Form 6-K as furnished to the SEC on January 20, 2012 and incorporated by reference in this prospectus supplement and the accompanying prospectus. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. The historical results are not necessarily indicative of results to be expected in any future periods.

You should read the following information in conjunction with our consolidated financial statements, including the accompanying notes, “Item 5. Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the year ended March 31, 2011, and our condensed consolidated financial statements, including the accompanying notes, and management’s discussion and analysis of financial condition and results of operations for the nine months ended December 31, 2011 and 2010 included in our report on Form 6-K furnished to the SEC on January 20, 2012, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

US GAAP Information:

	For the year ended March 31,
	2011	2010	2009	2008	2007
	(US dollars in millions, except share and per share data)
Consolidated Statement of Income Data:
Revenue	$616.3	$582.5	$520.9	$438.0	$345.4
Cost of revenue(1)	491.8	439.3	391.8	341.5	264.4

Gross profit	124.4	143.2	129.1	96.5	81.0
Operating expenses:
Selling, general and administrative expenses(1)	80.5	86.2	75.5	72.7	52.5
Amortization of intangible assets	31.8	32.4	24.9	2.9	1.9
Impairment of goodwill, intangibles and other assets(2)	—	—	—	15.5	—

Operating income	12.1	24.6	28.7	5.4	26.6
Other (income) expense, net	(6.1)	7.1	5.6	(9.2)	(2.5)
Interest expense	8.0	13.8	11.8	—	0.1

Income before income taxes	10.1	3.7	11.3	14.6	29.0
Provision for income taxes	1.0	1.0	3.4	5.2	2.5

Net income	9.1	2.7	7.9	9.4	26.5

Less: Net loss attributable to redeemable noncontrolling interest	(0.7)	(1.0)	(0.3)	—	—

Net income attributable to WNS (Holdings) Limited shareholders	$9.8	$3.7	$8.2	$9.4	$26.5

Earnings per ordinary share
Basic	$0.21	$0.09	$0.19	$0.22	$0.69
Diluted	$0.21	$0.08	$0.19	$0.22	$0.64
Basic weighted average ordinary shares outstanding (in millions)	44.3	43.1	42.5	42.0	38.6
Diluted weighted average ordinary shares outstanding (in millions)	45.0	44.2	43.1	42.9	41.1

	As at March 31,
	2011	2010	2009	2008	2007
	(US dollars in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$27.1	$32.3	$38.9	$102.7	$112.3
Bank deposits and marketable securities	—	—	8.9	8.1	12.0
Total assets	528.4	549.9	561.8	357.2	287.6
Current portion of long term debt	50.0	40.0	45.0	—	—
Long term debt	43.1	95.0	155.0	—	—
Total WNS (Holdings) Limited shareholders’ equity	271.2	253.6	188.1	227.2	205.6

	For the year ended March 31,
	2011	2010	2009	2008	2007
	(US dollars in millions, except percentages and employee data)
Other Consolidated Financial Data:
Revenue	$616.3	$582.5	$520.9	$438.0	$345.4
Gross profit as a percentage of revenue	20.2%	24.6%	24.8%	22.0%	23.5%
Operating income as a percentage of revenue	2.0%	4.2%	5.5%	1.2%	7.7%

Non-GAAP Financial Measures:
Revenue less repair payments(3)	$369.4	$390.5	$385.0	$290.6	$219.6
Gross profit as a percentage of revenue less repair payments	33.7%	36.7%	33.5%	33.2%	36.9%
Operating income as a percentage of revenue less repair payments	3.3%	6.3%	7.4%	1.9%	12.1%
Constant currency revenue less repair payments(4)	$369.4	$384.1	$362.0	$254.9	$198.6
Adjusted net income(5)	$44.9	$50.7	$46.7	$36.9	$32.1
Adjusted EBITDA(5)	$73.3	$86.2	$83.2	$42.7	$49.4
Net debt(6)	$80.6	$102.7	$156.5	N/A *	N/A *

Operating Data:
Number of employees (at period end)	21,523	21,958	21,356	18,104	15,084

Notes:

*	Not applicable.

(1)	Includes the following share-based compensation amounts:

	For the year ended March 31,
	2011	2010	2009	2008	2007
	(US dollars in millions)
Cost of revenue	$0.9	$3.7	$3.6	$2.4	$1.0
Selling, general and administrative expenses	3.1	11.4	9.8	4.4	2.7

(2)	In fiscal 2008, we recorded an impairment charge of $9.1 million on goodwill and $6.4 million on intangible assets acquired in the purchase of Trinity Partners Inc.

(3)	Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non fault” repair cases with respect to one client as discussed below. See the explanation below, as well as “Item 5. Operating and Financial Review and Prospectus — Overview” in our annual report on Form 20-F for fiscal 2011 and notes to our annual consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the indicated periods:

	For the year ended March 31,
	2011	2010	2009	2008	2007
	(US dollars in millions)
Revenue (GAAP)	$616.3	$582.5	$520.9	$438.0	$345.4
Less: Payments to repair centers(a)	246.9	192.0	135.9	147.4	125.8

Revenue less repair payments (non-GAAP)	$369.4	$390.5	$385.0	$290.6	$219.6

Note:

(a)	Consists of payments to repair centers in our auto claims business (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non fault” repair cases with respect to one client as discussed below.

We have two reportable segments for financial statement reporting purposes — WNS Global BPO and WNS Auto Claims BPO. In our WNS Auto Claims BPO segment, we provide both “fault” and “non fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process outsourcing services that we directly provide to our clients.

For our “non fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non fault” repairs business. For one client in our “non fault” repairs business, we provide only repair management services where we wholly subcontract the repairs to the repair centers (similar to our “fault” repairs). Accordingly, we evaluate the financial performance of our business with this client in a manner similar to how we evaluate our financial performance for our “fault” repairs business, that is, based on revenue less repair payments. Our “non fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPO segment. Revenue less repair payments is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non fault” repair cases with respect to one client as discussed above. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

(4)	Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is calculated, for the indicated periods, by restating the prior fiscal year’s revenue less repair payments denominated in pound sterling or Euro, as applicable, using the foreign exchange rate used for the latest fiscal year.

(5)	Adjusted net income is a non-GAAP financial measure which we present as a supplemental measure of our performance. Adjusted net income is calculated, for the indicated periods, as net income attributable to WNS shareholders excluding amortization of intangible assets, impairment of goodwill, intangibles and other assets, share-based compensation, related fringe benefit taxes and net loss attributable to redeemable noncontrolling interest. The following table reconciles our Adjusted net income (a non-GAAP financial measure) to our net income (a GAAP financial measure) for the indicated periods:

	For the year ended March 31,
	2011	2010	2009	2008	2007
	(US dollars in millions)
Net income attributable to WNS shareholders (GAAP)	$9.8	$3.7	$8.2	$9.4	$26.5
Add: Amortization of intangible assets	31.8	32.4	24.9	2.9	1.9
Add: Impairment of goodwill, intangibles and other assets	—	—	—	15.5	—
Add: Share-based compensation expense	4.0	15.1	13.4	6.8	3.7
Add: Related fringe benefit tax	—	0.5	0.4	2.3	—
Less: Net loss attributable to redeemable noncontrolling interest	0.7	1.0	0.3	—	—

Adjusted net income (non-GAAP)	$44.9	$50.7	$46.7	$36.9	$32.1

Adjusted EBITDA is a non-GAAP financial measure which we present as another supplemental measure of our performance. We define Adjusted EBITDA, for the indicated periods, as net income plus (i) interest expense, (ii) provision for income taxes, and (iii) depreciation and amortization, as further adjusted by (iv) share-based compensation. The following table reconciles our Adjusted EBITDA (a non-GAAP financial measure) to our net income (a GAAP financial measure) for the indicated periods:

	For the year ended March 31,
	2011	2010	2009	2008	2007
	(US dollars in millions)
Net income (GAAP)	$9.1	$2.7	$7.9	$9.4	$26.5
Add: Interest expense	8.0	13.8	11.8	—	0.1
Add: Provision for income taxes	1.0	1.0	3.4	5.2	2.5
Add: Depreciation and amortization	51.2	53.6	46.7	21.3	16.6
Add: Share-based compensation	4.0	15.1	13.4	6.8	3.7

Adjusted EBITDA (non-GAAP)	$73.3	$86.2	$83.2	$42.7	$49.4

You are encouraged to evaluate the foregoing adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted net income and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in these presentations. Our presentation of Adjusted net income and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present these non-GAAP financial measures because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use these non-GAAP financial measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of our business strategies.

Adjusted net income and Adjusted EBITDA have limitations as analytical tools. Some of these limitations are:

(a)	they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

(b)	they do not reflect changes in, or cash requirements for, our working capital needs;

(c)	Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

(d)	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

(e)	non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period; and

(f)	other companies in our industry may calculate Adjusted net income or Adjusted EBITDA differently than we do, limiting their usefulness as a comparative measure.

Because of these limitations, Adjusted net income and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

See “Item 5. Operating and Financial Review and Prospectus — Overview” in our annual report on Form 20-F for fiscal 2011 and the notes to our annual consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus.

(6)

Net debt is a non-GAAP financial measure equal to the sum of long term debt, current portion of long term debt and short term line of credit less cash and cash equivalents and bank deposits and marketable securities, as shown below. Management believes that net debt is a useful measure because it represents the amount of debt obligations that are not covered by available cash and temporary investments. This non-GAAP information has limitations as an analytical tool and should not be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. The primary limitation of net debt as an analytical tool is that it does not take into consideration that the cash and cash equivalents, bank deposits and marketable securities may not be available at any given time to pay down debt. Our net debt may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

	As at March 31,
	2011	2010	2009
	(US dollars in millions)
Short term line of credit	$14.6	$—	$4.3
Current portion of long term debt	$50.0	$40.0	$45.0
Long term debt	$43.1	$95.0	$155.0

Total debt	$107.7	$135.0	$204.3
Less: Cash and cash equivalents	$27.1	$32.3	$38.9
Less: Bank deposits and marketable securities	$—	$—	$8.9

Net debt (non-GAAP)	$80.6	$102.7	$156.5

IFRS Information:

	Nine months ended December 31,
	2011	2010
	(Unaudited) (US dollars in millions, except share and per share data)
Condensed Consolidated Statements of Income:
Revenue	$360.8	$456.8
Cost of revenue(1)	262.7	364.2

Gross profit	98.1	92.5
Operating expenses:
Selling and marketing expenses(1)	20.1	17.6
General and administrative expenses(1)	38.4	41.1
Foreign exchange gains, net	(2.1)	(10.8)
Amortization of intangible assets	22.4	23.9

Operating profit	19.3	20.8
Other expenses (income), net	(0.3)	(0.6)
Finance expense	3.1	10.3

Profit before income taxes	16.5	11.2
Provision for income taxes	8.4	2.1

Profit	$8.1	$9.1

Earnings per ordinary share
Basic	$0.18	$0.21

Diluted	$0.18	$0.20

	As at December 31, 2011	As at March 31, 2011
	(Unaudited) (US dollars in millions, except share and per share data)
Condensed Consolidated Statements of Financial Position:
Cash and cash equivalents	$23.3	$27.1
Bank deposits and marketable securities	11.4	—
Total assets	472.4	522.6
Short term line of credit	34.1	14.6
Current portion of long term debt	70.1	49.4
Long term debt	2.1	42.9
Total shareholders’ equity	$215.0	$264.9

	For the nine months ended December 31,
	2011	2010
	(US dollars in millions, except percentages)
Other Consolidated Financial Data:
Revenue	$360.8	$456.8
Gross profit as a percentage of revenue	27.2%	20.3%
Operating income as a percentage of revenue	5.4%	4.6%

	For the nine months ended December 31,
	2011	2010
	(US dollars in millions, except percentages)
Non-GAAP Financial Measures:
Revenue less repair payments(2)	$295.2	$275.1
Gross profit as a percentage of revenue less repair payments	33.2%	33.6%
Operating income as a percentage of revenue less repair payments	6.5%	7.6%

	Fiscal 2012			Fiscal 2011
	Three months ended			Three months ended
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
	(US dollars in millions)
Revenue less repair payments(2)	$97.2	$100.2	$97.8	$94.3	$92.7
Constant currency revenue less repair payments(3)	$97.2	$98.9	$95.8	$93.3	$92.4

	For the nine months ended December 31,
	2011	2010
	(US dollars in millions)
Adjusted net income(4)	$34.1	$34.7
Adjusted EBITDA(4)	$57.8	$60.6
Net debt(5)	$71.6	$89.8

	As at December 31,
	2011	2010
Operating Data:
Number of employees	22,697	21,213

Notes:

(1)	Includes the following share-based compensation amounts:

	For the nine months ended December 31,
	2011	2010
	(US dollars in millions)
Cost of revenue	$0.7	$0.3
Selling and marketing expenses	0.3	0.1
General and administrative expenses	2.6	1.3

(2)	Revenue less repair payments is a non-GAAP financial measure. See the explanation in table footnote 3 on pages S-15 and S-16, as well as management’s discussion and analysis of financial condition and results of operations included in our report on Form 6-K furnished to the SEC on January 20, 2012 and the notes to our condensed consolidated financial statements as of and for the nine months ended December 31, 2011 and 2010 incorporated by reference in this prospectus supplement and the accompanying prospectus. The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	For the nine months ended December 31,
	2011	2010
	(US dollars in millions)
Revenue (GAAP)	$360.8	$456.8
Less: Payments to repair centers(a)	65.6	181.7

Revenue less repair payments (non-GAAP)	$295.2	$275.1

Note:

(a)	Consists of payments to repair centers in our auto claims business (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non fault” repair cases with respect to one client as discussed in table footnote 3 on pages S-15 and S-16.

(3)	Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is calculated, for the indicated periods, by restating prior quarter’s revenue less repair payments denominated in pound sterling or Euro, as applicable, using the foreign exchange rate used for the latest quarter.

(4)	Adjusted net income is a non-GAAP financial measure which we present as a supplemental measure of our performance. Adjusted net income is calculated, for the indicated periods, as profit excluding amortization of intangible assets and share-based compensation. The following table reconciles our profit (a GAAP financial measure) to Adjusted net income (a non-GAAP financial measure) for the indicated periods:

	For the nine months ended December 31,
	2011	2010
	(US dollars in millions)
Profit (GAAP)	$8.1	$9.1
Add: Amortization of intangible assets	22.4	23.9
Add: Share-based compensation expense	3.6	1.7

Adjusted net income (non-GAAP)	$34.1	$34.7

Adjusted EBITDA is a non-GAAP financial measure which we present as another supplemental measure of our performance. We define Adjusted EBITDA, for the indicated periods, as profit plus (i) finance expense, (ii) provision for income taxes, and (iii) depreciation and amortization, as further adjusted by (iv) share-based compensation. The following table reconciles our Adjusted EBITDA (a non-GAAP financial measure) to our net income (a GAAP financial measure) for the indicated periods:

	For the nine months ended December 31,
	2011	2010
	(US dollars in millions)
Profit (GAAP)	$8.1	$9.1
Add: Finance expense	3.1	10.3
Add: Provision for income taxes	8.4	2.1
Add: Depreciation and amortization	34.6	37.4
Add: Share-based compensation	3.6	1.7

Adjusted EBITDA (non-GAAP)	$57.8	$60.6

See the explanation in table footnote 5 on pages S-16 and S-17, as well as management’s discussion and analysis of financial condition and results of operations included in our report on Form 6-K furnished to the SEC on January 20, 2012 and the notes to our condensed consolidated financial statements as of and for the nine months ended December 31, 2011 and 2010 incorporated by reference in this prospectus supplement and the accompanying prospectus.

(5)	Net debt is a non-GAAP financial measure equal to the sum of short term line of credit, long term debt and current portion of long term debt less cash and cash equivalents and bank deposits and marketable securities, as shown below. Management believes that net debt is a useful measure because it represents the amount of debt obligations that are not covered by available cash and temporary investments. This non-GAAP information has limitations as an analytical tool and should not be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. The primary limitation of net debt as an analytical tool is that it does not take into consideration that the cash and cash equivalents, bank deposits and marketable securities may not be available at any given time to pay down debt. Our net debt may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

	As at December 31,
	2011	2010
	(US dollars in millions)
Short term line of credit	$34.1	$8.7
Current portion of long term debt	70.1	39.3
Long term debt	2.1	72.1

Total debt	106.3	120.1
Less: Cash and cash equivalents	23.3	30.2
Less: Bank deposits and marketable securities	11.4	—

Net debt (non-GAAP)	$71.6	$89.9

Supplemental Financial Information:

Our revenue is characterized by client, industry, geographic, service and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

For the three and nine months ended December 31, 2011, our revenue and revenue less repair payments were derived from our largest clients in the proportions set forth in the table below:

	As percentage of revenue	As percentage of revenue less repair payments	As percentage of revenue	As percentage of revenue less repair payments
	Three months ended December 31, 2011		Nine months ended December 31, 2011
Top client	17.0%	20.5%	17.3%	21.1%
Top five clients	44.3%	40.2%	41.8%	40.6%
Top ten clients	55.7%	52.7%	54.5%	53.9%
Top twenty clients	70.7%	69.2%	70.0%	69.4%

Revenue by Industry

For the three and nine months ended December 31, 2011, our revenue and revenue less repair payments were diversified across our industry-focused business units in the proportions set forth in the table below:

	As percentage of revenue	As percentage of revenue less repair payments	As percentage of revenue	As percentage of revenue less repair payments
Business unit	Three months ended December 31, 2011		Nine months ended December 31, 2011
Insurance	45.2%	33.9%	45.7%	33.7%
Travel and leisure	18.5%	22.3%	18.4%	22.5%
Manufacturing, retail, consumer products, telecom and diversified businesses	12.3%	14.8%	12.1%	14.7%
Consulting & professional services	6.4%	7.7%	6.2%	7.5%
Healthcare	5.8%	7.0%	6.1%	7.4%
Banking and financial services	4.9%	6.0%	5.1%	6.3%
Utilities	4.5%	5.4%	4.2%	5.3%
Shipping and logistics	2.4%	2.9%	2.2%	2.6%

Total	100%	100%	100%	100%

Revenue by Service Type

For the three and nine months ended December 31, 2011, our revenue and revenue less repair payments were diversified across service types in the proportions set forth in the table below:

	As percentage of revenue	As percentage of revenue less repair payments	As percentage of revenue	As percentage of revenue less repair payments
Service type	Three months ended December 31, 2011		Nine months ended December 31, 2011
Industry specific	30.0%	36.2%	29.9%	36.6%
Autoclaim	24.6%	9.0%	25.2%	8.6%
Contact center	17.5%	21.1%	16.9%	20.7%
Finance and accounting	15.2%	18.4%	15.3%	18.7%
Research and analytics	9.7%	11.7%	9.7%	11.8%
Technology services	2.4%	2.9%	2.3%	2.8%
Legal services	0.6%	0.7%	0.7%	0.8%

Total	100%	100%	100%	100%

Revenue by Geography

For the three and nine months ended December 31, 2011, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our clients) in the proportions set forth in the table below:

	As percentage of revenue	As percentage of revenue less repair payments	As percentage of revenue	As percentage of revenue less repair payments
Location	Three months ended December 31, 2011		Nine months ended December 31, 2011
UK	61.5%	53.6%	62.2%	53.8%
North America (primarily the US)	29.8%	35.9%	30.2%	36.9%
Europe (excluding the UK)	5.8%	7.0%	5.6%	6.8%
Rest of World	2.9%	3.5%	2.0%	2.5%

Total	100%	100%	100%	100%

Revenue by Location of Delivery Centers

For the three and nine months ended December 31, 2011, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the table below:

	As percentage of revenue	As percentage of revenue less repair payments	As percentage of revenue	As percentage of revenue less repair payments
Location of delivery center	Three months ended December 31, 2011		Nine months ended December 31, 2011
India	64.0%	77.2%	64.3%	78.6%
UK	25.4%	10.1%	26.1%	9.7%
Philippines	4.6%	5.5%	4.1%	5.0%
Romania	2.2%	2.6%	2.3%	2.8%
Sri Lanka	1.5%	1.8%	1.6%	1.9%
US	1.2%	1.5%	0.7%	0.9%
Costa Rica	1.0%	1.2%	0.9%	1.1%
South Africa(1)	0.1%	0.1%	0.0%	0.0%

Total	100%	100%	100%	100%

Note:

(1)	Services provided through our subcontractor’s delivery center in South Africa beginning in December 2011.

Revenue by Contract Type

For the three and nine months ended December 31, 2011, our revenue and revenue less repair payments were diversified by contract type in the proportions set forth in the table below:

	As percentage of revenue	As percentage of revenue less repair payments	As percentage of revenue	As percentage of revenue less repair payments
Contract type	Three months ended December 31, 2011		Nine months ended December 31, 2011
Full-time-equivalent	50.6%	61.1%	50.1%	61.2%
Transaction	39.0%	26.4%	39.4%	26.0%
Fixed price	5.3%	6.3%	5.4%	6.5%
Outcome-based	1.6%	2.0%	1.6%	2.0%
Others	3.5%	4.2%	3.5%	4.3%

Total	100%	100%	100%	100%

RISK FACTORS

Investing in our ADSs involves risks. Before making an investment decision, you should carefully consider the risks described below as well as under “Risk Factors” in our most recent annual report on Form 20-F and updates to those risk factors in our report on Form 6-K furnished to the SEC on January 20, 2012, together with all of the other information appearing in or incorporated by reference into this prospectus supplement and the accompanying prospectus, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management deems immaterial. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

The global economic conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.

During the past several years, global economic conditions have been challenging as certain adverse financial developments have caused a significant slowdown in the growth of the European, US and international financial markets, accompanied by a significant reduction in consumer and business spending worldwide. These adverse financial developments have included increased market volatility, tightening of liquidity in credit markets and diminished expectations for the global economy. While the world economy has grown since 2010, the recent speculation regarding the inability of certain European countries to pay their national debts, the response by Eurozone policy makers to mitigate this sovereign debt crisis and the concerns regarding the stability of the Eurozone currency have created additional uncertainty in the European and global economies. Further, there continue to be signs of economic weakness such as relatively high levels of unemployment in major markets including Europe and the US.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the European, US and international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, the average pound sterling/US dollar exchange rate for fiscal 2011, 2010 and 2009 depreciated 2.6%, 7.2% and 14.3%, respectively, as compared to the average exchange rate for fiscal 2010, 2009 and 2008, respectively, which adversely impacted our results of operations.

Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and insurance industry. If macroeconomic conditions worsen or the current global economic condition continues for a prolonged period of time, we are not able to predict the impact such worsening conditions will have on our targeted industries in general, and our results of operations specifically.

A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2011 and 2010, our five largest clients accounted for 54.3% and 53.0% of our revenue and 41.1% and 45.1% of our revenue less repair payments, respectively. In fiscal 2011, our three largest clients individually accounted for 16.4%, 13.2% and 12.2%, respectively, of our revenue as compared to 15.5%, 13.4% and 12.6%, respectively, in fiscal 2010. In fiscal 2011, our largest client, Aviva, individually accounted for 20.4% of our revenue less repair payments compared to 23.1% in fiscal 2010.

First Magnus Financial Corporation, or FMFC, a US mortgage lender, was one of our major clients from November 2005 to August 2007. FMFC was a major client of Trinity Partners Inc. which we acquired in November 2005 from the First Magnus Group. In August 2007, FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. In fiscal 2007, FMFC accounted for 4.3% of our revenue and 6.8% of our revenue less repair payments. The loss of revenue from FMFC materially reduced our revenue in fiscal 2008.

Our prior contracts with another major client, Aviva International Holdings Limited, or Aviva, provided Aviva Global, which was Aviva’s business process offshoring subsidiary, options to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune, India to Aviva Global. On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenue generated by the Sri Lanka facility. For the period from April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and in fiscal 2007, it accounted for 1.9% of our revenue and 3.0% of our revenue less repair payments. We may, in the future, enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.

We have, through our acquisition of Aviva Global in July 2008, resumed control of the Sri Lanka facility and we have continued to retain ownership of the Pune facility. Revenue from Aviva under the Aviva master services agreement accounts for a significant portion of our revenue and we expect our dependence on Aviva to continue for the foreseeable future. The Aviva master services agreement provides for a committed amount of volume. However, notwithstanding the minimum volume commitment, there are also termination at will provisions which permit Aviva to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee. These termination provisions dilute the impact of the minimum volume commitment.

In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable.

For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another business process outsourcing service provider or return work in-house.

Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in Europe and the US. Economic slowdowns or factors that affect these industries or the economic environment in Europe or the US could reduce our revenue and seriously harm our business.

A substantial portion of our clients are concentrated in the banking, financial services and insurance, or BFSI, industry, and the travel and leisure industry. In fiscal 2011 and 2010, 66.5% and 65.4% of our revenue, respectively, and 44.2% and 48.4% of our revenue less repair payments, respectively, were derived from clients in the BFSI industry. During the same periods, clients in the travel and leisure industry contributed 13.8% and 16.3% of our revenue, respectively, and 23.0% and 24.3% of our revenue less repair payments, respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes. During the past several years, certain adverse financial developments have caused a significant slowdown in the growth of the European, US and international financial markets, accompanied by a significant reduction in consumer and business spending worldwide. While the world economy has grown since 2010, the European debt crisis and fears of a new recession have created additional uncertainty in the European and global economies. Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. A downturn in any of our targeted industries, particularly the BFSI or travel and leisure industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For example, as a result of the mortgage market crisis, in August 2007, FMFC, a US mortgage services client, filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was a major client of Trinity Partners Inc. which we acquired in November 2005 from the First Magnus Group and became one of our major clients. In fiscal 2008 and 2007, FMFC accounted for 1.0% and 4.3% of our revenue, respectively, and 1.4% and 6.8% of our revenue less repair payments, respectively.

Further, the downturn in worldwide economic and business conditions has resulted in a few of our clients reducing or postponing their outsourced business requirements, which in turn has decreased the demand for our services and adversely affected our results of operations. In particular, our revenue is highly dependent on the economic environments in Europe and the US, which continue to show signs of economic weakness, such as relatively high levels of unemployment. In fiscal 2011 and 2010, 76.8% and 74.9% of our revenue, respectively, and 61.3% and 62.6% of our revenue less repair payments, respectively, were derived from clients located in Europe. During the same periods, 22.2% and 24.5% of our revenue, respectively, and 37.0% and 36.5% of our revenue less repair payments, respectively, were derived from clients located in North America (primarily the US). Any further weakening of the European or US economy will likely have a further adverse impact on our revenue.

Other developments may also lead to a decline in the demand for our services in these industries. Significant changes in the financial services industry or any of the other industries on which we focus, or a consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices which could negatively affect our business, results of operations, financial condition and cash flows.

We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is significant and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The business process outsourcing industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process outsourcing industry, including our company, experiences high employee attrition. During fiscal 2011, 2010 and 2009, the attrition rate for our employees who have completed six months of employment with us was 43%, 32% and 31%, respectively. While our attrition rate for our employees who have completed six months of employment with us improved to 38% in the nine months ended December 31, 2011, we cannot assure you that our attrition rate will not increase. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process outsourcing industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

In addition, our ability to maintain and renew existing engagements and obtain new business will depend largely on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our stock price.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. The effective internal controls together with adequate disclosure controls and procedures are designed to prevent or detect fraud. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management’s assessment on our internal control over financial reporting and an auditor’s attestation report on our internal control over financial reporting in our annual report on Form 20-F.

Based on its evaluation, management had concluded that as at March 31, 2010, our company’s disclosure controls and procedures and internal control over financial reporting were not effective due to a material weakness identified in the design and operating effectiveness of our controls over the recognition and accrual of repair payments to garages and the related fees in our WNS Auto Claims BPO segment. In fiscal 2011, we implemented remediation measures to address the material weakness. Although management concluded that our company’s disclosure controls and procedures and internal control over financial reporting were effective as at March 31, 2011, it is possible that in the future, material weaknesses could be identified in our internal controls over financial reporting and we could be required to further implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our stock price.

Any changes in accounting standards can be difficult to predict and can materially impact how we report our financial results.

We have adopted IFRS with effect from April 1, 2011. From time to time, the International Accounting Standards Board, or IASB, changes its standards that govern the preparation of our financial statements. For example, IASB has proposed amendments to its standards that govern hedge accounting, and these amendments, if adopted as proposed, would significantly change the way option contracts are accounted for. There is no assurance that the amendments will be adopted as proposed or at all or on the timing of any such amendments. Changes in accounting standards are difficult to anticipate and can significantly impact our reported financial condition and the results of our operations.

We may be unable to effectively manage our rapid growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.

Since we were founded in April 1996, and especially since Warburg Pincus & Co. acquired a controlling stake in our company in May 2002, we have experienced rapid growth and significantly expanded our operations. Our revenue has grown at a compound annual growth rate of 15.6% to $616.3 million in fiscal 2011 from $345.4 million in fiscal 2007. Our revenue less repair payments has grown at a compound annual growth rate of 13.9% to $369.4 million in fiscal 2011 from $219.6 million in fiscal 2007. Our employees have increased to 21,523 as at March 31, 2011 from 15,084 as at March 31, 2007. In January 2008, we established a new delivery center in Romania, which we expanded in fiscal year 2011. Our subsidiary, WNS Philippines Inc., established a delivery center in the Philippines in April 2008, which it expanded in fiscal 2010. Additionally, in fiscal 2010, we established a new delivery center in Costa Rica and streamlined our operations by consolidating our production capacities in various delivery centers in Bangalore, Mumbai and Pune. We now have delivery centers in six locations in India, the Philippines, Sri Lanka, the UK, Romania, Costa Rica and the US. In February 2011, we received in-principal approval for the allotment of a piece of land on lease for a term of 99 years, measuring 5 acres in Tiruchirapalli Navalpattu, special economic zone, or “SEZ,” in the state of Tamil Nadu, India from Electronics Corporation of Tamil Nadu Limited (ELCOT) for setting up delivery centers in future. We intend to expand our global delivery capability, and we are exploring plans to do so in areas such as the US, Asia Pacific, Latin America and Africa.

We have also completed numerous acquisitions. For example, in July 2008, we entered into a transaction with Aviva consisting of (1) a share sale and purchase agreement pursuant to which we acquired from Aviva all the shares of Aviva Global and (2) a master services agreement with Aviva MS pursuant to which we are providing BPO services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. Aviva Global was the business process offshoring subsidiary of Aviva. Through our acquisition of Aviva Global, we also added three facilities in Bangalore, Chennai and Sri Lanka in July 2008, and one facility in Pune in August 2008.

This rapid growth places significant demands on our management and operational resources. In order to manage growth effectively, we must implement and improve operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations or our historical profit margins. As a result of any of these problems associated with expansion, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

We may face difficulties as we expand our operations to establish delivery centers in onshore locations in the US and offshore in countries in which we have no prior operating experience.

We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish onshore delivery centers in the US and offshore delivery centers in Africa, the Asia Pacific and Latin America, which may involve expanding into countries other than those in which we currently operate. We have no prior experience in operating onshore delivery centers in the US. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse affect on our business, results of operations, financial condition and cash flows.

We may not be successful in achieving the expected benefits from our transaction with Aviva in July 2008, which could have a material adverse effect on our business, results of operations, financial condition and cash flows. Furthermore, the term loan that we have incurred to fund the transaction imposes operating and financial restrictions on us.

In July 2008, we entered into a transaction with Aviva consisting of (1) a share sale and purchase agreement pursuant to which we acquired all the shares of Aviva Global and (2) the Aviva master services agreement pursuant to which we are providing BPO services to Aviva’s UK business and Aviva’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. We completed our acquisition of Aviva Global in July 2008. Aviva Global was the business process offshoring subsidiary of Aviva with facilities in Bangalore, India, and Colombo, Sri Lanka. In addition, through our acquisition of Aviva Global, we also acquired three facilities in Chennai, Bangalore and Sri Lanka in July 2008, and one facility in Pune in August 2008. The total consideration (including legal and professional fees) for this transaction with Aviva amounted to approximately $249.0 million. We entered into a $200 million term loan facility with ICICI Bank UK Plc, or the 2008 Term Loan, as agent, to fund, together with cash on hand, the consideration for the transaction. In July 2010, we refinanced the outstanding $115 million amount under this facility with cash on hand and proceeds from a new term loan facility for $94 million, or the 2010 Term Loan, pursuant to a facility agreement dated July 2, 2010 with The Hongkong and Shanghai Banking Corporation Limited, Hong Kong, DBS Bank Limited, Singapore and BNP Paribas, Singapore. We cannot assure you that we will be able to grow our revenue, expand our service offerings and market share, or achieve the accretive benefits that we expected from our acquisition of Aviva Global and the Aviva master services agreement.

Furthermore, the 2010 Term Loan contains a number of covenants and other provisions that, among other things, impose operating and financial restrictions on us. For example:

•	it could increase our vulnerability to general adverse economic and industry conditions;

•

it could require us to dedicate a substantial portion of our cash flow from operations to payments on the 2010 Term Loan, thereby reducing the availability of our cash flow to fund capital expenditure, working capital and other general corporate purposes;

•	it may require us to seek lenders’ consent prior to paying dividends on our ordinary shares;

•	it limits our ability to incur additional borrowings or raise additional financing through equity or debt instruments;

•	it imposes certain financial covenants on us which we may not be able to meet and this may cause the lenders to accelerate the repayment of the balance loan outstanding; and

•

a reduction in revenue generated from our top 10 clients by revenue for any fiscal half-year period by an amount constituting more than 20% of our consolidated group revenue generated for the comparative period in the preceding year would constitute an event of default under the 2010 Term Loan.

Our business and future growth depend on our continued access to bank lines of credit to finance our working capital, repay debt and fund our expansion plans. Any inability to obtain financing on favorable terms may negatively impact our business, results of operations, financial condition or liquidity.

Our business and future growth currently depend on our access to bank lines of credit. As of December 31, 2011, we had a working capital deficit of $ 62.3 million, consisting of current liabilities of $237.4 million and current assets of $175.0 million as of that date. We had an aggregate of approximately $57.4 million in line of credit facilities provided by various lenders as of December 31, 2011, of which $22.8 million was available to be drawn down as of that date. We expect to draw down substantially all of our unused credit facilities in order to meet our debt repayment obligations and working capital needs for fiscal 2013. These credit facilities contain both financial and non-financial covenants, and non-compliance with these covenants may make the credit facilities unavailable to us. In addition, our key lines of credit can be withdrawn by the lenders upon notice to us.

Moreover, if our cash flows from operations were lower than anticipated for any reason, including the current global economic and market conditions, the amounts available to be drawn down under our current lines of credit may not be sufficient for our needs, in which case we would need to obtain additional financing to meet some of our existing debt repayment obligations. We also expect to require additional financing to fund our expansion plans, including to fund our expected capital expenditures in fiscal 2013. Our ability to maintain our current lines of credit, to renew or replace them upon expiration or to obtain additional financing to fund our expansion plans depends upon various factors, including the availability of bank loans and commercial credit in general, as well as our financial condition and prospects. Therefore, we cannot guarantee that our current lines of credit will continue to be available, or that we will be able to replace them or obtain additional financing, on reasonable terms or at all. Any inability on our part to maintain, renew or replace our lines of credit or to obtain additional financing would materially adversely affect our business, financial condition, operating results and cash flow.

The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.

We have operations in Costa Rica, India, the Philippines, Romania, Sri Lanka, the UK and the US, and we service clients across Asia, Europe, and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries incorporated in Australia, China, Costa Rica, India, Mauritius, the Netherlands, the Philippines, Romania, Singapore, Sri Lanka, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

•

significant currency fluctuations between the US dollar and the pound sterling (in which our revenue is principally denominated) and the Indian rupee (in which a significant portion of our costs are denominated);

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in regulatory requirements;

•	the burden and expense of complying with the laws and regulations of various jurisdictions; and

•	terrorist attacks and other acts of violence or war.

The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.

Currency fluctuations among the Indian rupee, the pound sterling and the US dollar could have a material adverse effect on our results of operations.

Although substantially all of our revenue is denominated in pound sterling or US dollars, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees. We report our financial results in US dollars and our results of operations would be adversely affected if the Indian rupee appreciates against the US dollar or the pound sterling depreciates against the US dollar. The exchange rates between the Indian rupee and the US dollar and between the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.

The average Indian rupee/US dollar exchange rate was approximately 45.57 per $1.00 in fiscal 2011, which represented an appreciation of the Indian rupee of 4.0% as compared with the average exchange rate of approximately 47.46 per $1.00 in fiscal 2010, which in turn represented a depreciation of the Indian rupee of 3.0% as compared with the average exchange rate of approximately 46.10 per $1.00 in fiscal 2009. The average pound sterling/US dollar exchange rate was approximately £0.64 per $1.00 in fiscal 2011, which represented a depreciation of the pound sterling of 2.6% as compared with the average exchange rate of approximately £0.63 per $1.00 in fiscal 2010, which in turn represented a depreciation of the pound sterling of 7.2% as compared with the average exchange rate of approximately £0.58 per $1.00 in fiscal 2009.

Our results of operations may be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling depreciates against the US dollar. We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.

Recent concerns over increases in car insurance premiums have led the UK competition authority to investigate referral fees, such as those paid to claims management companies and insurance companies, which could have a material adverse effect on our auto claims business.

A number of aspects of the motor insurance sector are currently being debated in the UK. The UK Office of Fair Trading, or OFT, is investigating increases in car insurance premiums over the past two years and have identified credit hire replacement vehicle arrangements and third-party vehicle repair arrangements as two factors that may be driving up insurance premiums. OFT’s concerns relate to the practice of the payment of referral fees by accident management companies to claims management companies and insurance companies in the arrangements for the provision of credit hire replacement vehicles and third-party vehicle repairs, which it suspects has inflated the cost of insurance claims. If the OFT’s concerns persist after its investigation, it has the power to refer the matter to the UK Competition Commission for a more detailed investigation. The Competition Commission has the power to impose remedies or recommend legislative changes that could include a ban on the payment of referral fees. One of our largest auto claims clients by revenue contribution generates revenues primarily through referral fees. A ban on such fees would likely have a material adverse effect on the business of clients that are dependent on referral fees. In turn, this would likely result in a loss of all or a significant portion of the claims handling and accident management services that we provide these clients. Subsequent to the authorization by our Board of Directors of our unaudited condensed interim consolidated financial statements as of and for the nine months ended December 31, 2011, which are incorporated by reference into this prospectus supplement, one of our largest auto claims clients by revenue contribution that generates significant revenues through referral fees gave us notice to terminate its contract with us with effect from April 2012. This client accounted for 7.5% of our revenue and 1.9% of our revenue less repair payments in fiscal 2011 and for 11.3% of our revenue and 1.4% of our revenue less repair payments in the nine months ended December 31, 2011. We may lose some or all of the business from other clients that may be adversely affected by a ban on referral fees.

Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.

We have based our strategy of future growth on certain assumptions regarding our industry, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. Offshore outsourcing is a politically sensitive topic in the UK, the US and elsewhere. For example, many organizations and public figures in the UK and the US have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries.

Such concerns have led to proposed measures in the US that are aimed at limiting or restricting outsourcing. There is also legislation that has been enacted or is pending at the state level in the US, with regard to limiting outsourcing. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, it is possible that legislation could be adopted that would restrict US private sector companies that have federal or state governmental contracts from outsourcing their services to offshore service providers or that could have an adverse impact on the economics of outsourcing for private companies in the US. Such legislation could have an adverse impact on our business with US clients.

Such concerns have also led the UK and other European Union, or EU, jurisdictions to enact regulations which allow employees who are dismissed as a result of transfer of services, which may include outsourcing to non-UK/EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could discourage EU companies from outsourcing work offshore and/or could result in increased operating costs for us.

In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive client data, of various companies that use offshore outsourcing, particularly in India.

Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that operate out of facilities located in the UK or the US.

Our executive and senior management team and other key team members in our business units are critical to our continued success and the loss of such personnel could harm our business.

Our future success substantially depends on the performance of the members of our executive and senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process outsourcing industry, and we may not be able to retain our key personnel. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows. A loss of several members of our senior management at the same time or within a short period may lead to a disruption in the business of our company, which could materially adversely affect our performance.

Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.

Salaries and related benefits of our operations staff and other employees in India are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for business process outsourcing to India, and increased competition for skilled employees in India may reduce this competitive advantage. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Further, following our acquisitions of Aviva Global, Business Application Associates Limited, or BizAps, and Chang Limited, our operations in the UK have expanded and our wage costs for employees located in the UK now represent a larger proportion of our total wage costs. Wage increases in the UK may therefore also reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.

Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuations and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the year-end holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, outbreak of infectious diseases or other serious public health concerns in Asia or elsewhere (such as the outbreak of the Influenza A (H1N1) virus in various parts of the world) and terrorist attacks. In addition, our contracts do not generally commit our clients to providing us with a specific volume of business.

In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Commencement of work and ramping up of volume of work with certain new and existing clients have been slower than we had expected. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.

Employee strikes and other labor-related disruptions may adversely affect our operations.

Our business depends on a large number of employees executing client operations. Strikes or labor disputes with our employees at our delivery centers may adversely affect our ability to conduct business. Our employees are not unionized, although they may in the future form unions. We cannot assure you that there will not be any strike, lock out or material labor dispute in the future. Work interruptions or stoppages could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Failure to adhere to the regulations that govern our business could result in us being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contract with our clients.

Our clients’ business operations are subject to certain rules and regulations such as the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act and Health Information Technology for Economic and Clinical Health Act in the US and the Financial Services Act in the UK. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such a manner could result in breaches of contract with our clients and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Indian laws to obtain and maintain permits and licenses for the conduct of our business. If we fail to comply with any applicable rules or regulations, or if we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could have a material adverse effect on our business.

Our clients may terminate contracts before completion or choose not to renew contracts which could adversely affect our business and reduce our revenue.

The terms of our client contracts typically range from three to eight years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before December 31, 2012 (including work orders/statement of works that will expire on or before December 31, 2012 although the related master services agreement has been renewed) represented approximately 20% of our revenue and 24% of our revenue less repair payments from our clients in the nine months ended December 31, 2011. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue. For example, one of our largest auto claims clients, which accounted for 7.5% of our revenue and 1.9% of our revenue less repair payments in fiscal 2011 and for 11.3% of our revenue and 1.4% of our revenue less repair payments in the nine months ended December 31, 2011, has given us notice to terminate its contract with us with effect from April 2012. For more information, see “—Recent concerns over increases in car insurance premiums have led the UK competition authority to investigate referral fees, such as those paid to claims management companies and insurance companies, which could have a material adverse effect on our auto claims business.”

Some of our client contracts contain provisions which, if triggered, could result in lower future revenue and have an adverse effect on our business.

In many of our client contracts, we agree to include certain provisions which provide for downward revision of our prices under certain circumstances. For example, certain contracts allow a client in certain limited circumstances to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the service we provide or to reduce the pricing for services to be performed under the remaining term of the contract. Some of our contracts also provide that, during the term of the contract and for a certain period thereafter ranging from six to twelve months, we may not provide similar services to certain or any of their competitors using the same personnel. These restrictions may hamper our ability to compete for and provide services to other clients in the same industry, which may result in lower future revenue and profitability.

Some of our contracts specify that if a change in control of our company occurs during the term of the contract, the client has the right to terminate the contract. These provisions may result in our contracts being terminated if there is such a change in control, resulting in a potential loss of revenue. Some of our client contracts also contain provisions that would require us to pay penalties to our clients if we do not meet pre-agreed service level requirements. Failure to meet these requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows.

If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.

The terms of our client contracts typically range from three to eight years. In many of our contracts, we commit to long-term pricing with our clients, and we negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, these include input-based pricing (such as full-time equivalent-based pricing arrangements), fixed-price arrangements, output-based pricing (such as transaction-based pricing), outcome-based pricing, and contracts with features of all these pricing models. Our pricing is highly dependent on our internal forecasts and predictions about our projects and the marketplace, which are largely based on limited data and could turn out to be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. Some of our client contracts do not allow us to terminate the contracts except in the case of non-payment by our client. If any contract turns out to be economically non-viable for us, we may still be liable to continue to provide services under the contract.

We intend to focus on increasing our service offerings that are based on non-linear pricing models (such as fixed-price and outcome-based pricing models) that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. Non-linear revenues may be subject to short term pressure on margins as initiatives in developing the products and services take time to deliver. The risk of entering into non-linear pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or losses as a result of being unable to execute projects with the amount of labor we expected or at a margin sufficient to recover our initial investments in our solutions. While non-linear pricing models are expected to result in higher revenue productivity per employee and improved margins, they also mean that we bear the risk of cost overruns, wage inflation, fluctuations in currency exchange rates and failure to achieve clients’ business objectives in connection with these projects. Although we use our internally developed methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing transaction-based pricing, fixed-price and outcome-based pricing projects, if we fail to estimate accurately the resources required for a project, future wage inflation rates or currency exchange rates, or if we fail to meet defined performance goals or objectives, our profitability may suffer.

We have recently entered into a subcontracting arrangement for the delivery of services in South Africa. We could face greater risk when pricing our outsourcing contracts, as our outsourcing projects typically entail the coordination of operations and workforces with our subcontractor, and utilizing workforces with different skill sets and competencies. Furthermore, when outsourcing work we assume responsibility for our subcontractors’ performance. Our pricing, cost and profit margin estimates on outsourced work may include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will under price our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

Our profitability will suffer if we are not able to maintain our pricing and asset utilization levels and control our costs.

Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate, which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. During the period from January to June 2011, we made significant investments to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will ramp up at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenues. Commencement of work and ramping up of volume of work with certain new and existing clients have been slower than we had expected. If our revenue does not grow at our expected rate, we may not be able to maintain or improve our profitability.

We face competition from onshore and offshore business process outsourcing companies and from information technology companies that also offer business process outsourcing services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.

The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, and industry expertise. We face significant competition from our clients’ own in-house groups including, in some cases, in-house departments operating offshore or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including diversifying geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore business process outsourcing and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate.

Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins which could harm our business, results of operations, financial condition and cash flows.

We have incurred losses in the past. We may not be profitable in the future.

We incurred losses in each of the three fiscal years from fiscal 2003 through fiscal 2005. We expect our selling, general and administrative expenses to increase in future periods. If our revenue does not grow at a faster rate than these expected increases in our expenses, or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur losses.

If we cause disruptions to our clients’ businesses, provide inadequate service or are in breach of our representations or obligations, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our client’s customers. Failure to consistently meet service requirements of a client or errors made by our associates in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will result in lower payment to us. In addition, in connection with acquiring new business from a client or entering into client contracts, our employees may make various representations, including representations relating to the quality of our services, abilities of our associates and our project management techniques. A failure or inability to meet a contractual requirement or our representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for substantial damages against us.

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in India, Costa Rica, the Philippines, Romania, Sri Lanka and the UK, our international technology hubs in the US and the UK and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract. Although our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Further, although we have professional indemnity insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

We are liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through a breach of our computer systems, through our employees or otherwise.

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality on the information we receive from them. We seek to implement measures to protect sensitive and confidential client data and have not experienced any material breach of confidentiality to date. However, if any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws. Although we have insurance coverage for mismanagement or misappropriation of such information by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us and our insurers may disclaim coverage as to any future claims. Penetration of the network security of our data centers could have a negative impact on our reputation which would harm our business.

We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, we acquired Aviva Global in July 2008, BizAps in June 2008, Chang Limited in April 2008, and Flovate Technologies Limited, or Flovate (which we subsequently renamed as WNS Workflow Technologies Limited), in June 2007. In March 2008, we entered into a joint venture with Advanced Contact Solutions, Inc., or ACS, a provider in BPO services and customer care in the Philippines, to form WNS Philippines Inc. In November 2011, we acquired ACS’s shareholding in WNS Philippines Inc. and increased our share ownership from 65% to 100%. It is possible that in the future we may not succeed in identifying suitable acquisition targets available for sale or investments on reasonable terms, have access to the capital required to finance potential acquisitions or investments, or be able to consummate any acquisition or investments. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects. In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For example, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results. Future acquisitions or joint ventures may also result in the incurrence of indebtedness or the issuance of additional equity securities, which may present difficulties in financing the acquisition or joint venture on attractive terms.

Further, we may receive claims or demands by the sellers of the entities acquired by us on the indemnities that we have provided to them for losses or damages arising from any breach of contract by us. Conversely, while we may be able to claim against the sellers on their indemnities to us for breach of contract or breach of the representations and warranties given by the sellers in respect of the entities acquired by us, there can be no assurance that our claims will succeed, or if they do, that we will be able to successfully enforce our claims against the sellers at a reasonable cost. Acquisitions and joint ventures also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We recorded an impairment charge of $15.5 million to our earnings in fiscal 2008 and may be required to record a significant charge to earnings in the future when we review our goodwill, intangible or other assets for potential impairment.

As at December 31, 2011, we had goodwill and intangible assets of approximately $83.3 million and $117.8 million, respectively, which primarily resulted from the purchases of Aviva Global, BizAps, Chang Limited, Flovate, Marketics Technologies (India) Private Limited, Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance) and WNS Global. Of the $117.8 million of intangible assets as at December 31, 2011, $115.7 million pertain to our purchase of Aviva Global. Under IFRS and US GAAP (prior to adoption of IFRS), we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded an impairment charge of $15.5 million to our earnings in fiscal 2008 relating to Trinity Partners Inc. If, for example, the insurance industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisition of Aviva Global, we may have to record an impairment of all or a portion of the $151.2 million of intangible assets relating to our purchase of Aviva Global. Although our impairment review of goodwill and intangible assets in fiscal 2011, 2010 and 2009 did not indicate any impairment, we may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges may have a significant adverse impact on our results of operations.

Our facilities are at risk of damage by natural disasters.

Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, during floods caused by typhoons in Manila, Philippines in September 2009, our delivery center was rendered inaccessible and our associates were not able to commute to the delivery center for a few days, thereby adversely impacting our provision of services to our clients. During the floods in Mumbai in July 2005, our operations were adversely affected as a result of the disruption of the city’s public utility and transport services making it difficult for our associates to commute to our office. Such natural disasters may also lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.

Our largest shareholder, Warburg Pincus, is able to significantly influence our corporate actions, and may also enter into transactions that may result in a change in control of our company.

After the completion of this offering, we expect that Warburg Pincus will continue to beneficially own approximately 32.19% of our shares, or 29.00% of our shares if the underwriters exercise in full their option to purchase additional ADSs to cover over allotments. As a result of its ownership position, Warburg Pincus has the ability to significantly influence matters requiring shareholder and board approval including, without limitation, the election of directors, significant corporate transactions such as amalgamations and consolidations, changes in control of our company and sales of all or substantially all of our assets. The interests of Warburg Pincus may differ from the interests of other shareholders of our company.

A change in control or potential change in control transaction may consume management time and company resources and may have a material adverse impact on our business.

In July 2009, our Board of Directors received unsolicited offers from a few financial institutions and strategic investors to buy a majority or all of the ordinary shares of our company. While such offers or proposed sale may not result in the consummation of a change in control transaction, consideration and evaluation of such offers may consume management time and company resources and distract management’s attention. Warburg Pincus, our largest shareholder, which we expect will continue to beneficially own approximately 32.19% of our shares, or 29.00% of our shares if the underwriters exercise in full their option to purchase additional ADSs to cover over allotments, may also seek to sell all or a substantial portion of its shareholding in our company, which may result in a change in control in our company. A potential change in control may cause uncertainty among our employees, our creditors and other stakeholders, and may thereby have a material adverse impact on our business. If a change in control transaction is consummated, many of our client contracts may entitle those clients to terminate the client contract with our company. A change in control in our company together with a loss of more than 10% of our clients by revenue or a credit rating downgrade (or we do not approach a credit rating agency for a rating review within one month of the change in control) may also constitute an event of default under our 2010 Term Loan. Any of the foregoing events could have a material adverse effect on our business, results of operations, financial condition and cash flows, as well as cause our ADS price to fall.

We are incorporated in Jersey, Channel Islands and are subject to Jersey rules and regulations. If the tax benefits enjoyed by our company are withdrawn or changed, we may be liable for higher tax, thereby reducing our profitability.

As a company incorporated in Jersey, Channel Islands, we enjoy tax benefits that result in us not having to pay taxes in Jersey. In late 2009 it was reported that concerns had been raised by some members of the European Union’s Economic and Financial Affairs Council, or ECOFIN, Code of Conduct group that the current tax regime for companies in Jersey, known as “zero-ten,” could be interpreted as being outside the spirit of the EU Code of Conduct for Business Taxation, or the Code of Conduct. In the light of this, the Treasury and Resources Minister of the States of Jersey announced a review of business taxation in Jersey in his budget speech on December 8, 2009. In a review undertaken on January 31, 2011 by the EU Council’s High Level Working Party on Tax issues, or HLWP, it was concluded that the personal tax provisions known as the “deemed distribution” and “attribution” rules were in fact a business tax measure, and were therefore within the scope of the Code of Conduct. On February 15, 2011, and in the light of the HLWP’s conclusions, the States of Jersey announced that Jersey’s business taxation regime known as “zero-ten” will remain in place but that, as part of its good neighbor policy, Jersey will abolish the deemed distribution and attribution rules with effect from January 1, 2012.

Representatives from Jersey met with the ECOFIN Code of Conduct group on September 13, 2011 to discuss Jersey’s position on the harmful elements of the zero-ten regime. Jersey explained to the ECOFIN Code of

Conduct group that legislation had been passed to abolish the deemed distribution and attribution rules with effect from January 1, 2012, thus removing the harmful elements of the zero-ten regime. The ECOFIN Code of Conduct group accepted Jersey’s position and recommended to ECOFIN that Jersey had rolled back on the harmful tax measures and what now remains (the zero-ten tax rates) is compliant with the Code of Conduct. In December 2011, ECOFIN formally ratified the ECOFIN Code of Conduct group’s recommendations. Accordingly, the way in which either we or our shareholders not resident in Jersey are taxed in Jersey will not change. We cannot assure you that in the future, the current taxation regime applicable in Jersey will not be amended and render us liable for taxation.

Risks Related to Key Delivery Locations

A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Our primary operating subsidiary, WNS Global, is incorporated in India, and a substantial portion of our assets and employees are located in India. We intend to continue to develop and expand our facilities in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process outsourcing industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “— New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Various other factors, including a collapse of the present coalition government due to the withdrawal of support of coalition members or the formation of a new unstable government with limited support, could trigger significant changes in India’s economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.

India has witnessed communal clashes in the past. Although such clashes in India have, in the recent past, been sporadic and have been contained within reasonably short periods of time, any such civil disturbance in the future could result in disruptions in transportation or communication networks, as well as have adverse implications for general economic conditions in India. Such events could have a material adverse effect on our business, the value of our ADSs and your investment in our ADSs.

If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition would be negatively affected.

We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

For example, the majority of our Indian operations were eligible to claim income-tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. We had 13 delivery centers for the year ended March 31, 2011 eligible for the income tax exemption, which expired on April 1, 2011 for all the units. We incurred minimal income tax expense on our Indian operations in fiscal 2011 as a result of this tax exemption, compared to approximately

$13.6 million that we would have incurred if the tax exemption had not been available for the period. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India is subject to the annual tax rate of 32.45%.

Further, in 2005, the Government of India implemented the Special Economic Zones Act, 2005, or the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. We have a delivery center located in Gurgaon, India registered under the SEZ scheme and eligible for a 100% income tax exemption until fiscal 2012, and a 50% income tax exemption from fiscal 2013 until fiscal 2022. During fiscal 2012, we have also started operations in delivery centers in Pune and Navi Mumbai, India registered under the SEZ scheme and eligible for 100% income tax exemption until fiscal 2016 and 50% income tax exemption from fiscal 2017 until 2026. The SEZ legislation has been criticized on economic grounds by the International Monetary Fund and the SEZ legislation may be challenged by certain non-governmental organizations. It is possible that, as a result of such political pressures, the procedure for obtaining benefits under the SEZ legislation may become more onerous, the types of land eligible for SEZ status may be further restricted or the SEZ legislation may be amended or repealed. Moreover, there is continuing uncertainty as to the governmental and regulatory approvals required to establish operations in the SEZs or to qualify for the tax benefit. This uncertainty may delay our establishment of operations in the SEZs. Further, the Government of India, pursuant to the Indian Finance Act, 2011, has levied minimum alternate tax on the book profits earned by the SEZ units at the rate of 20.01%.

We have operations in Costa Rica and Philippines which are also eligible for tax exemptions which expire in fiscal 2017 and fiscal 2013, respectively. Our operations in Sri Lanka are also eligible for tax exemptions. We incurred minimal income tax expense on our Sri Lanka operations in fiscal 2011 as a result of the tax holiday, compared to approximately $0.5 million that we would have incurred if the tax holiday had not been available for the period. The tax holiday our Sri Lankan subsidiary initially relied upon expired in fiscal 2011. However, the Government of Sri Lanka has exempted the profits earned from export revenue from tax. This enables our Sri Lankan subsidiary to continue to claim tax exemption under the Sri Lankan Inland Revenue Act following the expiry of the tax holiday.

We incurred minimal income tax expense on our operations in Sri Lanka and SEZ operations in India in the first nine months of fiscal 2012 as a result of the tax holidays described above, compared to approximately $0.6 million that we would have incurred if the tax holiday had not been available for the period.

When any of our tax holidays expires or terminates, or if the applicable government withdraws or reduces the benefits of a tax holiday that we enjoy, our tax expense will materially increase and this increase will have a material impact on our results of operations.

The applicable tax authorities may also disallow deductions claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Direct Taxes Code Bill was tabled in the Indian Parliament in August 2010, which is proposed to come into effect in April 2012, if enacted. The Direct Taxes Code, if enacted, is intended to replace the Indian Income Tax Act, 1961 beginning April 1, 2012. Under the Direct Taxes Code Bill, a non-Indian company with a place of effective management in India would be treated as a tax resident in India and would be consequently liable to tax in India on its global income. The Direct Taxes Code Bill, if enacted, also proposes to discontinue the existing profit based incentives for SEZ units operational after March 31, 2014 and replace them with investment based incentive for SEZ units operational after that date. The implications of the Direct Taxes Code, if enacted, on our operations are presently still unclear and may result in a material increase to our tax liability.

The Government of India, the US or other jurisdictions where WNS has a presence could enact new tax legislation which would have a material adverse effect on our business, results of operations and financial condition. In addition, our ability to repatriate surplus earnings from our delivery centers in a tax-efficient manner is dependent upon interpretations of local laws, possible changes in such laws and the renegotiation of existing double tax avoidance treaties. Changes to any of these may adversely affect our overall tax rate, or the cost of our services to our clients, which would have a material adverse effect on our business, results of operations and financial condition.

We are subject to transfer pricing and other tax related regulations and any determination that we have failed to comply with them could materially adversely affect our profitability.

Transfer pricing regulations to which we are subject require that any international transaction among WNS and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

We may be required to pay additional taxes in connection with audits by the Indian tax authorities.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2009 pending before the first level appellate authorities. These orders assess additional taxable income that could in the aggregate give to rise to an estimated 2,194.3 million ($41.4 million based on the exchange rate on December 31, 2011) in additional taxes, including interest of 764.8 million ($14.4 million based on the exchange rate on December 31, 2011).

These orders of assessment primarily allege that the transfer prices we applied to certain of the international transactions between WNS Global, one of our Indian subsidiaries, and our other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by us and disallow certain expenses claimed as tax deductible by WNS Global.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 1,928.8 million ($36.4 million based on the exchange rate on December 31, 2011) in additional taxes, including interest of 584.0 million ($11.0 million based on the exchange rate on December 31, 2011). The income tax authorities have filed appeals against these orders.

As of December 31, 2011, we have provided a tax reserve of 475.1 million ($8.9 million based on the exchange rate on December 31, 2011) on account of the Indian tax authorities’ denying the set off of brought forward losses and unabsorbed depreciation.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited a small portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

After consultation with our tax advisors and based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 346.2 million ($6.5 million based on the exchange rate on December 31, 2011) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In April 2009, we filed an appeal to the appellate tribunal against the assessment order and the appeal is currently pending. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Terrorist attacks and other acts of violence involving India or its neighboring countries could adversely affect our operations, resulting in a loss of client confidence and materially adversely affecting our business, results of operations, financial condition and cash flows.

Terrorist attacks and other acts of violence or war involving India or its neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India such as the bombings of the Taj Mahal Hotel and Oberoi Hotel in Mumbai in 2008, a terrorist attack on the Indian Parliament, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.

Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US and the UK, which could have a material adverse effect on future revenue.

The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws, or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites, or’ if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If more stringent labor laws become applicable to us, our profitability may be adversely affected.

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. Though we are exempt from a number of these labor laws at present, there can be no assurance that such laws will not become applicable to the business process outsourcing industry in India in the future. In addition, our employees may in the future form unions. If these labor laws become applicable to our workers or if our employees unionize, it may become difficult for us to maintain flexible human resource policies, discharge employees or downsize, and our profitability may be adversely affected.

Risks Relating to This Offering

Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at December 31, 2011, we had 44,665,791 ordinary shares outstanding, including 22,675,081 shares represented by 22,675,081 ADSs. In addition, as at December 31, 2011, there were options and restricted share units outstanding under our 2002 Stock Incentive Plan and our Second Amended and Restated 2006 Incentive Award Plan to purchase a total of 3,332,218 ordinary shares or ADSs. All ADSs are freely transferable, except that ADSs owned by our affiliates, including Warburg Pincus, may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in business process outsourcing;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares or ADSs;

•	loss of one or more significant clients; and

•	a change in control, or possible change of control, of our company.

In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Investors in this offering may experience future dilution.

In order to raise additional capital, we may in the future offer additional shares of our ADSs or ordinary shares at prices that may not be the same as the price per ADS in this offering. We have an effective shelf registration statement from which additional shares of our ADSs and ordinary shares can be offered. We cannot assure you that we will be able to sell ADSs or ordinary shares in any other offering at a price per share that is equal to or greater than the price per ADS paid by investors in this offering. If the price per ADS at which we sell additional shares of our ADSs or ordinary shares in future transactions is less than the price per ADS in this offering, investors who purchase our ADSs in this offering will suffer a dilution of their investment.

We may not be able to pay any dividends on our shares and ADSs.

We have never declared or paid any dividends on our ordinary shares. We cannot give any assurance that we will declare dividends of any amount, at any rate or at all. Because we are a holding company, we rely principally on dividends, if any, paid by our subsidiaries to us to fund our dividend payments, if any, to our shareholders. Any limitation on the ability of our subsidiaries to pay dividends to us could have a material adverse effect on our ability to pay dividends to you.

Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our Board of Directors deems relevant at the time.

Subject to the provisions of the Companies (Jersey) Law 1991, or the 1991 Law, and our Articles of Association, we may by ordinary resolution declare annual dividends to be paid to our shareholders according to their respective rights and interests in our distributable reserves. Any dividends we may declare must not exceed the amount recommended by our Board of Directors. Our board may also declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if paying an interim dividend or dividends appears to the Board to be justified by our distributable reserves. We can only declare dividends if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:

•	immediately following the date on which the distribution is proposed to be made, we will be able to discharge our liabilities as they fall due; and

•

having regard to our prospects and to the intentions of our directors with respect to the management of our business and to the amount and character of the financial resources that will in their view be available to us, we will be able to continue to carry on business and we will be able to discharge our liabilities as they fall due until the expiry of the period of 12 months immediately following the date on which the distribution is proposed to be made or until we are dissolved under Article 150 of the 1991 Law, whichever first occurs.

Subject to the deposit agreement governing the issuance of our ADSs, holders of ADSs will be entitled to receive dividends paid on the ordinary shares represented by such ADSs. See “— Risks Related to Our Business — We may not be successful in achieving the expected benefits from our transaction with Aviva in July 2008, which could have a material adverse effect on our business, results of operations, financial condition and cash flows. Furthermore, the term loan that we have incurred to fund the transaction imposes operating and financial restrictions on us.”

We will have broad discretion in how we use the proceeds of this offering and we may not use these proceeds effectively. This could affect our profitability and cause our ADS price to decline.

Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We currently intend to use the net proceeds for general corporate purposes, including capital expenditures, acquisitions, refinancing of indebtedness and working capital. We have not yet finalized the amount of net proceeds that we will use specifically for each of these purposes. We may use the net proceeds for corporate purposes that do not improve our profitability or increase our market value, which could cause our ADS price to decline.

Holders of ADSs may be restricted in their ability to exercise voting rights.

At our request, the depositary of the ADSs will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. If the depositary timely receives voting instructions from you, it will endeavor to vote the ordinary shares represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the ordinary shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Ordinary shares for which no voting instructions have been received will not be voted.

As a foreign private issuer, we are not subject to the proxy rules of the SEC, which regulate the form and content of solicitations by US-based issuers of proxies from their shareholders. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

You may be subject to limitations on transfers of your ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary or advisable in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when the transfer books of the depositary are closed, or at any time or from time to time if we or the depositary deem it necessary or advisable to do so because of any requirement of law or of any government or governmental body or commission or any securities exchange on which the ADRs or our ordinary shares are listed, or under any provision of the deposit agreement or provisions of or governing the deposited shares, or any meeting of our shareholders, or for any other reason.

You may not be able to participate in rights offerings or elect to receive stock dividends and may experience dilution of your holdings, and the sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted.

If we offer our shareholders any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you after consultation with us. We cannot make rights available to you in the US unless we register the rights and the securities to which the rights relate under the Securities Act, or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless we have requested that such rights be made available to you and the depositary has determined that such distribution of rights is lawful and reasonably practicable. We can give no assurance that we can establish an exemption from the registration requirements under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, US securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights.

We may be classified as a passive foreign investment company, which could result in adverse US federal income tax consequences to US Holders of our ADSs or ordinary shares.

Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company for US federal income tax purposes, or PFIC, with respect to our most recently closed taxable year. Based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-US corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US Holder (as defined in “Taxation — US Federal Income Taxation” in the accompanying prospectus) holds an ADS or ordinary share, certain adverse US federal income tax consequences could apply to such US Holder. See “Taxation — US Federal Income Taxation — Passive Foreign Investment Company” in the accompanying prospectus.

We have certain anti-takeover provisions in our Articles of Association that may discourage a change in control.

Our Articles of Association contain anti-takeover provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include:

•	a classified Board of Directors with staggered three-year terms; and

•

the ability of our Board of Directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval, which could be exercised by our Board of Directors to increase the number of outstanding shares and prevent or delay a takeover attempt.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

It may be difficult for you to effect service of process and enforce legal judgments against us or our affiliates.

We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and virtually all of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $45.5 million, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, which may include capital expenditures, acquisitions, refinancing of indebtedness and working capital.

We will not receive any proceeds from the sale of any ADSs by the selling shareholders.

PRICE RANGE OF AMERICAN DEPOSITARY SHARES

Our ADSs are listed on the New York Stock Exchange under the symbol “WNS” and commenced trading on July 26, 2006 at an initial offering price of $20.00 per ADS. On February 9, 2012, the closing sale price for our ADSs as reported on the New York Stock Exchange was $9.40 per ADS.

The following table provides the high and low closing sale prices per ADS on the New York Stock Exchange since we commenced trading on July 26, 2006, for each of the indicated periods:

	Price range
	High	Low
Fiscal Year:
Fiscal Year ended March 31, 2007(1)	$35.83	$20.79
Fiscal Year ended March 31, 2008	$29.85	$12.81
Fiscal Year ended March 31, 2009	$20.00	$3.10
Fiscal Year ended March 31, 2010	$17.25	$5.10
Fiscal Year ended March 31, 2011	$13.38	$8.46

Fiscal Quarter:
Fiscal Year ended March 31, 2010
First Quarter	$10.40	$5.10
Second Quarter	$16.50	$8.39
Third Quarter	$17.25	$11.59
Fourth Quarter	$15.95	$10.12
Fiscal Year ended March 31, 2011
First Quarter	$13.38	$9.62
Second Quarter	$13.35	$8.46
Third Quarter	$12.94	$8.76
Fourth Quarter	$11.98	$9.70
Fiscal Year ending March 31, 2012
First Quarter	$10.68	$8.64
Second Quarter	$12.00	$8.81
Third Quarter	$13.05	$7.82

Month:
August	$10.95	$9.79
September	$12.00	$9.95
October	$12.28	$11.21
November	$12.72	$11.50
December	$11.67	$7.82
January	$10.00	$8.56
February (through February 9, 2012)	$9.65	$9.01

Note:

(1)	From July 26, 2006, following the completion of our initial public offering on the New York Stock Exchange.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2011:

•	on an actual basis; and

•

as adjusted to give effect to the issuance and sale by us of 5,400,000 ADSs in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our annual consolidated financial statements, including the accompanying notes, and “Item 5. Operating and Financial Review and Prospects” included in our annual report on Form 20-F for fiscal 2011 and our condensed interim consolidated financial statements, including the accompanying notes, and management’s discussion and analysis of financial condition and results of operations for the nine months ended December 31, 2011 and 2010 included in our report on Form 6-K furnished to the SEC on January 20, 2012, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2011
	Actual	As Adjusted
	(US dollars in millions, except share and per share data)
Cash and cash equivalents	$23.3	$68.8

Short term line of credit	$34.1	$34.1
Current portion of long term debt	70.1	70.1
Long term debt	2.1	2.1

Total debt(1)	$106.3	$106.3

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 44,665,791, actual; 50,065,791, as adjusted)(2)	7.0	7.9
Share premium	216.0	260.6
Retained earnings	54.7	54.7
Other components of equity	$(62.7)	$(62.7)

Total shareholders’ equity	$215.0	$260.5

Total capitalization	$321.3	$366.8

Notes:

(1)	Includes $72.2 million of secured debt and $34.1 million of unsecured debt. The entire $106.3 million of debt has been incurred by our subsidiaries and guaranteed by WNS at the parent level and by certain other subsidiaries.

(2)	Excludes (i) 7,720 ordinary shares issued pursuant to our Second Amended and Restated 2006 Incentive Award Plan during the period from January 1, 2012 to the date of this prospectus supplement, (ii) 997,472 ordinary shares issuable upon the exercise of share options and vesting of restricted share units outstanding as of the date of this prospectus supplement and (iii) 3,332,218 ordinary shares reserved for future issuance under our Second Amended and Restated 2006 Incentive Award Plan and our 2002 Stock Incentive Plan.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the public offering price per ADS is substantially in excess of the net book value per ADS after this offering.

Our net tangible book value as of December 31, 2011 was approximately $13.9 million, or $0.31 per ADS based upon 44,665,791 ordinary shares (including ordinary shares represented by ADSs) outstanding as of that date. Net tangible book value per ADS is calculated by subtracting our total liabilities from our total assets, adjusted for goodwill and intangible assets, and dividing this amount by the number of ordinary shares outstanding as of December 31, 2011 (one ADS represents one ordinary share).

Without taking into account any other changes in such net tangible book value after December 31, 2011, other than giving effect to the sale by us of 5,400,000 ADSs offered in this offering at the public offering price of $9.25 per ADS, with estimated net proceeds of $45.5 million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2011 would have been approximately $59.4 million, or $1.19 per ADS. This represents an immediate increase in net tangible book value of $0.88 per ADS to our existing shareholders and an immediate dilution in the net tangible book value of $8.06 per ADS to purchasers of our ADSs in this offering at the public offering price. The following table illustrates such dilution on a per ADS basis:

Public offering price per ADS	$9.25
Net tangible book value per ADS as of December 31, 2011	$0.31
Increase in net tangible book value per ADS to existing shareholders attributable to the offering	$0.88
As adjusted net tangible book value per ADS after giving effect to the offering	$1.19
Dilution in net tangible book value per ADS to new investors in the offering	$8.06

The following table sets forth on a pro forma basis as of December 31, 2011 the differences between existing shareholders and the new investors with respect to the number of ordinary shares/ADSs purchased from us, the total consideration paid to us and the average price per ordinary share/ADS paid (before deducting the underwriting discounts and commissions and the estimated offering expenses payable by us).

	Shares/ADSs purchased		Total consideration		Average price per share/ADS
	Number	Percentage	Amount	Percentage
Existing shareholders	44,665,791	89.2%	$160,438,099	76.3%	$3.59
New investors	5,400,000	10.8%	$49,950,000	23.7%	$9.25

Total	50,065,791	100.0%	$210,388,099	100.0%	$4.20

The following table summarizes the total number of ADSs acquired by our directors and executive officers from us during the five years prior to the date of this prospectus supplement, the total consideration paid (or, in respect of ordinary shares/ADSs issuable upon exercise of options, payable) by them and the effective cash cost per ADS to them. It also shows the number of ADSs acquired by our investors pursuant to the offering, the total consideration and the effective cash cost to investors in this offering.

	Number of ADSs acquired(1)	Total consideration	Effective cash cost per ADS
Directors:
Eric B. Herr	80,459	$325,960	$4.05
Keshav R. Murugesh	—	—	—
Jeremy Young	—	—	—
Deepak S. Parekh	44,959	325,960	7.25
Richard O. Bernays	45,459	450,140	9.90
Anthony A. Greener	45,459	444,680	9.78
Albert Aboody	22,361	—	—

Executive Officers:
Keshav R. Murugesh	501,168	$—	$—
Alok Misra	188,673	203,143	1.08
Johnson J. Selvadurai	198,879	1,278,192	6.43
Michael Garber	33,000	—	—
Ronald Strout	27,500	—	—
Swaminathan Rajamani	38,500	—	—

Investors in the offering	5,400,000	$49,950,000	$9.25

Note:

(1)	Includes 110,487 ordinary shares/ADSs issuable upon exercise of outstanding share options at a weighted average exercise price of $22.89 per ordinary share/ADS and 894,705 ordinary shares/ADSs issuable upon vesting of outstanding restricted share units granted to our directors and executive officers.

The foregoing discussion and tables do not take into effect further dilution to new investors that could occur upon the exercise of outstanding options having a per ordinary share/ADS exercise price less than the offering price per ADS in this offering or the issuance of ordinary shares upon the vesting of outstanding restricted share units. As of December 31, 2011:

•	there were 110,487 ordinary shares/ADSs issuable upon exercise of outstanding share options at a weighted average exercise price of $22.89 per ordinary share/ADS;

•	there were 894,705 ordinary shares/ADSs issuable upon vesting of outstanding restricted share units; and

•	there were 3,332,218 ordinary shares/ADSs available for future issuance under our Second Amended and Restated 2006 Incentive Award Plan and our 2002 Stock Incentive Plan.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of December 31, 2011, by each selling shareholder and each person known by us to beneficially own 5% or more of our ordinary shares based on an aggregate of 44,665,791 ordinary shares as of that date.

	Shareholding in WNS (Holdings) Limited		Shares being sold in this offering	Shareholding beneficially owned after this offering		Shares being sold if over allotment is exercised in full	Shareholding beneficially owned after this offering if over allotment is exercised in full
Name of beneficial owner	Shares	Percentage(1)		Shares	Percentage		Shares	Percentage
Warburg Pincus Private Equity VIII, L.P.(2)	10,683,322	23.92%	2,625,000	8,058,322	16.10%	3,423,750	7,259,572	14.50%
Warburg Pincus International Partners, L.P.(2)	10,255,990	22.96%	2,520,000	7,735,990	15.45%	3,286,800	6,969,190	13.92%
Warburg Pincus Netherlands International Partners I, C.V.(2)	427,332	0.96%	105,000	322,332	0.64%	136,950	290,382	0.58%
Warburg Pincus (Total)	21,366,644	47.84%	5,250,000	16,116,644	32.19%	6,847,500	14,519,144	29.00%

FMR LLC(3)	6,354,465	14.23%	—	6,354,465	12.69%	—	6,354,465	12.69%
Columbia Wanger Asset Management, L.P. (4)	5,979,000	13.39%	—	5,979,000	11.94%	—	5,979,000	11.94%
Nalanda India Fund Limited(5)	5,211,410	11.67%	—	5,211,410	10.41%	—	5,211,410	10.41%

Notes:

(1)	Based on an aggregate of 44,665,791 ordinary shares as of December 31, 2011. Beneficial ownership is determined in accordance with the rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2)	The selling shareholders are Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership, or WP VIII, Warburg Pincus International Partners, L.P., a Delaware limited partnership, or WPIP, and Warburg Pincus Netherlands International Partners I, C.V., a company organized under the laws of the Netherlands, or WPIP CV I. Warburg Pincus Partners LLC, a New York limited liability company, or WPP LLC, is the general partner of WP VIII, WPIP and WPIP CV I. Warburg Pincus & Co., a New York general partnership, or WP, is the managing member of WPP LLC. Warburg Pincus LLC, a New York limited liability company, or WP LLC, is the manager of WP VIII, WPIP and WPIP CV I. Each of Charles R. Kaye and Joseph P. Landy is a Managing General Partner of WP and a Co-President and Managing Member of WP LLC and may be deemed to control Warburg Pincus. WP VIII has entered into an agreement with Warburg Pincus Netherlands Private Equity VIII C.V. I, a company organized under the laws of the Netherlands, or WP VIII CV I, and WP-WPVIII Investors, L.P., a Delaware limited partnership, or WP-WPVIII Investors, pursuant to which interests in the aforementioned ordinary shares held by WP VIII are to be allocated among WP VIII, WP VIII CV I and WP-WPVIII Investors on a pro rata basis, based upon their respective aggregate capital commitments to WP VIII and related co-investment entities. WPIP has entered into an agreement with WPIP CV I and WP-WPIP Investors, L.P., a Delaware limited partnership, or WP-WPIP Investors, pursuant to which interests in the aforementioned ordinary shares held by WPIP and WPIP CV I are to be allocated among WPIP, WPIP CV I and WP-WPIP Investors on a pro rata basis, based upon their respective aggregate capital commitments to WP VIII and related co-investment entities.

The address of the selling shareholders is 450 Lexington Avenue, New York, New York 10017, USA.

(3)	Information is based on Amendment No. 5 to a report on Schedule 13G jointly filed with the SEC on February 14, 2011 by FMR LLC, Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Mid Cap Stock Fund. Edward C. Johnson 3d is the Chairman of FMR LLC. Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, is the investment adviser to Fidelity Mid Cap Stock Fund.

(4)	Information is based on Amendment No. 3 to a report on Schedule 13G jointly filed with the SEC on February 11, 2011 by Columbia Wanger Asset Management, L.P. and Columbia Acorn Trust.

(5)	Information is based on a report on Schedule 13G filed with the SEC on February 2, 2011 by Nalanda India Fund Limited.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of ADSs indicated below:

Underwriter	Number of ADSs

Merrill Lynch, Pierce, Fenner & Smith
Incorporated	4,260,000
Deutsche Bank Securities Inc.	4,260,000
Robert W. Baird & Co Incorporated.	710,000
William Blair & Company, L.L.C.	710,000
Janney Montgomery Scott LLC	710,000

Total	10,650,000

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus supplement and the accompanying prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus supplement and the accompanying prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 1,597,500 additional ADSs at the initial price to public set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over allotments, if any, made in connection with the offering of the ADSs. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The underwriters initially propose to offer part of the ADSs directly to the public at the initial price to public listed on the cover page of this prospectus supplement and part to certain dealers at that price less a concession not in excess of $0.31 per ADS. After the initial offering of the ADSs, the offering price, concession and other selling terms may from time to time be varied by the representatives.

The following table shows the initial price to public, underwriting discounts and commissions, proceeds before expenses to us and proceeds before expenses to the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their over allotment option.

	Per ADS	No exercise	Full exercise
Initial price to public	$9.2500	$98,512,500	$113,289,375
Underwriting discounts and commissions	$0.5318	$5,663,670	$6,513,221
Proceeds, before expenses, to us	$8.7182	$47,078,280	$47,078,280
Proceeds, before expenses, to the selling shareholders	$8.7182	$45,770,550	$59,697,875

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $1.6 million, including registration fees of $0.1 million, printing and delivery expenses of approximately $0.1 million, accounting and legal professional fees of approximately $1.2 million and other expenses of approximately $0.2 million. The selling shareholders are paying the underwriting discounts and commissions relating to the ADSs they are selling and their legal fees, and we are bearing the other expenses of this offering described above.

Each of us, the selling shareholders, our directors and our executive officers has agreed that, without the prior written consent of the representatives on behalf of the underwriters, it will not, with certain limited exceptions, during the period ending 90 days after the date of this prospectus supplement:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs, or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs;

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise; or

•	file or cause to be filed a registration statement relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The foregoing restrictions, subject to the recipient of ordinary shares or ADSs described in clauses (3), (4), (6) and (7) below agreeing to abide by the foregoing restrictions, do not apply to:

(1)	the sale of ordinary shares or ADSs to the underwriters in this offering; or

(2)	transactions by a selling shareholder, director or executive officer relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering of the ADSs;

(3)	the issuance by us of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriters have been advised in writing;

(4)	the issuance by us of ordinary shares, or options to purchase ordinary shares, pursuant to our 2002 Stock Incentive Plan or our Second Amended and Restated 2006 Incentive Award Plan;

(5)	the issuance by us of ordinary shares in connection with our acquisition of or merger with or into any other company (provided that the amount of shares issued in connection with any such transaction does not in the aggregate exceed 10% of our total shares outstanding at the time of this offering);

(6)	transfers by a selling shareholder, director or executive officer of ordinary shares or any security convertible into shares as a bona fide gift;

(7)	distributions by a selling shareholder, director or executive officer of ordinary shares or any security convertible into shares to limited partners or stockholders of the selling shareholder; and

(8)

transactions by a selling shareholder, director or executive officer of ordinary shares, ADSs or securities convertible into or exercisable or exchangeable for ordinary shares or ADSs pursuant to a bona fide tender offer made for all outstanding ordinary shares, ADSs and securities convertible into or exercisable or exchangeable for ordinary shares or ADSs or a sale of all or substantially all of our assets or equity (whether by merger, sale of assets or otherwise) (provided that any tender agreement, voting agreement or similar agreement entered into in connection with any such tender offer or sale of all or substantially all our assets or equity shall be deemed to be pursuant to such tender offer or sale for purposes of this paragraph).

The lock-up period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided that in the case of clause (2) above, if no earnings results are released or no material news or material event occurs, as applicable, during the 16-day period, the lock-up will terminate on the last day of the 16-day period.

The ADSs are listed on the New York Stock Exchange under the symbol “WNS.”

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over allotment option. The underwriters may also sell ADSs in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in the offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, the underwriters are not required to engage in these activities, and may end any of these activities at any time.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. We have been advised by Warburg Pincus Private Equity VIII, L.P., Warburg Pincus International Partners, L.P. and Warburg Pincus Netherlands International Partners I, C.V., the selling shareholders in this offering, that an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated holds a non-voting equity interest in Warburg Pincus Partners, LLC, the general partner of each of the selling shareholders.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.

Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have provided and continue to provide, and may in the future additionally provide, services to affiliates of certain of the underwriters, in the ordinary course of our business.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, NY 10036, USA. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, NY 10005, USA. The address of Robert W. Baird & Co. Incorporated is 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, USA. The address of William Blair & Company, L.L.C. is 222 West Adams Street, Chicago, IL 60606, USA. The address of Janney Montgomery Scott LLC is 1801 Market Street, Philadelphia, PA 19103, USA.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Selling Restrictions

No action has been taken in any jurisdiction (except in the US) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us, the selling shareholders or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus, any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each of which we refer to herein as a Relevant Member State) an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ADS shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the ADSs acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of ADSs in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of ADSs which are the subject of the offering contemplated in this prospectus supplement and the accompanying prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by underwriters which constitute the final placement of ADSs contemplated in this prospectus.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In addition, in the UK, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at, persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the UK by persons who are not relevant persons. In the UK, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Dubai International Financial Centre

This prospectus supplement and the accompanying prospectus relate to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus supplement and the accompanying prospectus are intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement or the accompanying prospectus or taken steps to verify the information set forth herein and therein and has no responsibility for this prospectus supplement and the accompanying prospectus. The ADSs to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus supplement and the accompanying prospectus, you should consult an authorized financial advisor.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement and the accompanying prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus supplement or the accompanying prospectus and information incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	our annual report on Form 20-F (File No. 001-32945) for the fiscal year ended March 31, 2011 filed with the SEC on April 29, 2011;

•	our announcement dated July 14, 2011 attached as Exhibit 99.1 to our report on Form 6-K (File No. 001-32945) furnished to the SEC on July 14, 2011;

•	financial information for the three-month period ended March 31, 2011 appearing on pages 48, 49, 50 and 58 of Exhibit 99.2 to our report on Form 6-K furnished to the SEC on July 14, 2011;

•

our reports on Form 6-K (File No. 001-32945) furnished to the SEC on July 21, 2011 (containing our unaudited condensed consolidated financial statements as of June 30, 2011 and for the three months ended June 30, 2011 and 2010), October 19, 2011 (containing our unaudited condensed consolidated financial statements as of September 30, 2011 and for the three and six months ended September 30, 2011 and 2010), November 2, 2011, November 22, 2011 and January 20, 2012 (containing our unaudited condensed consolidated financial statements as of December 31, 2011 and for the three and nine months ended December 31, 2011 and 2010);

•

the description of our ordinary shares and ADSs contained in our registration statement on Form 8-A (File No. 001-32945) filed with the SEC on July 14, 2006, including any amendment and report subsequently filed for the purpose of updating that description; and

•

all subsequent reports on Form 20-F and any report on Form 6-K that indicates it is being incorporated by reference, in each case, that we file with the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of the offering under this prospectus supplement.

Our annual report on Form 20-F for the fiscal year ended March 31, 2011 filed on April 29, 2011 contains a description of our business and audited consolidated financial statements with a report by our independent auditors.

Unless expressly incorporated by reference, nothing in this prospectus supplement or the accompanying prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Without limiting the generality of the preceding statement, except as expressly incorporated by reference above, no part of Exhibit 99.2 to our report on Form 6-K furnished to the SEC on July 14, 2011 is incorporated by reference into this prospectus supplement or the accompanying prospectus. Copies of all documents incorporated by reference in this prospectus supplement or the accompanying prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus supplement or the accompanying prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus supplement and the accompanying prospectus on the written or oral request of that person made to:

WNS (Holdings) Limited

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli(W)

Mumbai 400 079, India

(91-22) 4095-2100

Attention: Alok Misra, Chief Financial Officer

or

Computershare Company Secretarial Services (Jersey) Limited

Queensway House, Hilgrove Street

St Helier, Jersey JE1 1ES

Channel Islands

(44) 1534-281-837

Attention: Jennifer Yu

You should rely only on the information that we incorporate by reference or provide in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making any offer of these ADSs in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or the documents incorporated therein by reference is accurate as of any date other than the date on the front of those documents.

ADDITIONAL INFORMATION

A copy of this document has been delivered to the Registrar of Companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, as amended, and he has given, and has not withdrawn, his consent to its circulation. The Jersey Financial Services Commission, or the JFSC, has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958, as amended, to the issue of ordinary shares by us. In giving these consents, neither the Registrar of Companies nor the JFSC takes any responsibility for our financial soundness or for the correctness of any statements made, or opinions expressed, with regard to it. The JFSC is protected by the Control of Borrowing (Jersey) Law 1947 against liability arising from the discharge of its functions under that law.

Our directors whose names appear on the signature pages of the registration statement of which this document is a part accept responsibility for the information contained in this document. To the best of the knowledge and belief of our directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. Each of our directors accepts responsibility accordingly.

It should be remembered that the price of the ordinary shares (directly or in the form of ADSs) and the income from them may decrease as well as increase.

If you are in any doubt about the contents of this document, you should consult your stockbroker, bank manager, attorney, accountant or other financial advisor.

Nothing in this document or anything communicated to holders or potential holders of ordinary shares (directly or in the form of ADSs) is intended to constitute or should be construed as advice on the merits of the purchase of or subscription for ordinary shares (directly or in the form of ADSs) or the exercise of any rights attached thereto for the purposes of the Financial Services (Jersey) Law 1998, as amended.

LEGAL MATTERS

The validity of the ordinary shares represented by the ADSs offered by this prospectus supplement will be the subject of a legal opinion by Mourant Ozannes, our Jersey counsel. US securities matters in connection with this offering will be passed upon by Latham & Watkins LLP, our US counsel, and certain matters relating to Indian law will be passed upon in connection with this offering by Amarchand & Mangaldas & Suresh A. Shroff & Co., our Indian counsel. Latham & Watkins LLP may rely upon Mourant Ozannes and Amarchand & Mangaldas & Suresh A. Shroff & Co. with respect to certain matters governed by Jersey and Indian law, respectively. Certain matters in connection with this offering will be passed upon on behalf of the underwriters by Cleary Gottlieb Steen & Hamilton LLP, US counsel for the underwriters, and AZB & Partners, Indian counsel for the underwriters. Cleary Gottlieb Steen & Hamilton LLP may rely upon AZB & Partners with respect to certain matters governed by Indian law.

PROSPECTUS

WNS (Holdings) Limited

Ordinary Shares

We may from time to time offer and sell, in one or more offerings, our ordinary shares (directly or in the form of American Depositary Shares, or ADSs) with an aggregate initial offering price of up to $50,000,000. In addition, the selling shareholders named in this prospectus may from time to time offer and sell, in one or more offerings, up to 21,366,644 of our ordinary shares (directly or in the form of ADSs). We will not receive any proceeds from the sale of ordinary shares (directly or in the form of ADSs) by the selling shareholders.

At any time a particular offer of the ordinary shares (directly or in the form of ADSs) covered by this prospectus is made by us or any selling shareholder, we will provide a prospectus supplement, if required. Any such prospectus supplement will provide specific information about the terms of that offering and also may add, update or change information contained in this prospectus.

We or the selling shareholders may offer the ordinary shares (directly or in the form of ADSs) independently or together for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See the “Plan of Distribution” and “About this Prospectus” sections for more information.

You should read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus carefully before you invest in any of our securities. Our ADSs are quoted on the New York Stock Exchange under the symbol “WNS.”

Investing in our securities involves risks. Risks associated with an investment in our securities will be described in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission, as described under “Risk Factors” on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This Prospectus is dated December 2 , 2011

ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration or continuous offering process. Under this process, we may from time to time sell our ordinary shares (directly or in the form of ADSs) in one or more offerings up to a total dollar amount of $50,000,000. In addition, under this process, the selling shareholders may from time to time sell up to 21,366,644 of our ordinary shares (directly or in the form of ADSs) in one or more offerings.

This prospectus only provides you with a general description of our ordinary shares and ADSs issuable upon the deposit of the ordinary shares. Each time we or any selling shareholder sells our ordinary shares (directly or in the form of ADSs), we or the selling shareholder will provide a prospectus supplement containing specific information about the offering, if required. Any such prospectus supplement may include a discussion of any risk factors or other special considerations that apply to that offering. The prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. Before purchasing any of our ordinary shares (directly or in the form of ADSs), you should carefully read both this prospectus and any prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Incorporation By Reference.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

When acquiring any ordinary shares (directly or in the form of ADSs) discussed in this prospectus, you should rely only on the information provided in this prospectus and in any applicable prospectus supplement, including the information incorporated by reference. Neither we, any selling shareholder nor any underwriter, dealer or agent has authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor any selling shareholder is offering our ordinary shares (directly or in the form of ADSs) in any jurisdiction where the offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is truthful or complete at any date other than the date mentioned on the cover page of these documents.

We or the selling shareholders may sell our ordinary shares (directly or in the form of ADSs) to underwriters who will sell the securities to the public at a fixed offering price or at varying prices determined at the time of sale. The applicable prospectus supplement will contain the names of the underwriters, dealers or agents, if any, together with the terms of offering, the compensation of those underwriters, dealers or agents and, in the case of a sale by us, the net proceeds to us. Any underwriters, dealers or agents participating in the offering may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, or the Securities Act.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to:

•	“WNS,” “our company,” “we,” “our” and “us” are to WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands, and its subsidiaries;

•	“US” are to the United States of America, its territories and its possessions; “UK” are to the United Kingdom; “India” are to the Republic of India; and “EU” are to the European Union; and

•	“$” or “dollars” or “US dollars” refer to the legal currency of the US; “pound sterling” or “£” refer to the legal currency of the UK; and “pence” are to the legal currency of Jersey, Channel Islands.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3, of which this prospectus is part, with respect to the ordinary shares we and the selling shareholders are offering (directly or in the form of ADSs). This prospectus and any accompanying prospectus supplement do not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the ordinary shares we and the selling shareholders are offering (directly or in the form of ADSs). Statements we make in this prospectus and any accompanying prospectus supplement about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file annual, quarterly and special reports and other information with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

Our website address is http://www.wns.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	our annual report on Form 20-F (File No. 001-32945) for the fiscal year ended March 31, 2011 filed with the SEC on April 29, 2011;

•

our reports on Form 6-K (File No. 001-32945) furnished to the SEC on July 21, 2011 (containing our unaudited condensed consolidated financial statements as of June 30, 2011 and for the three months ended June 30, 2011 and 2010), October 19, 2011 (containing our unaudited condensed consolidated financial statements as of September 30, 2011 and for the three and six months ended September 30, 2011 and 2010), November 2, 2011 and November 22, 2011;

•

the description of our ordinary shares and ADSs contained in our registration statement on Form 8-A (File No. 001-32945) filed with the SEC on July 14, 2006, including any amendment and report subsequently filed for the purpose of updating that description; and

•

with respect to each offering of ordinary shares (directly or in the form of ADSs) under this prospectus, all subsequent reports on Form 20-F and any report on Form 6-K that indicates it is being incorporated by reference, in each case, that we file with the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of that offering under this prospectus.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

WNS (Holdings) Limited

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli(W)

Mumbai 400 079, India

(91-22) 4095-2100

Attention: Alok Misra, Chief Financial Officer

or

Computershare Company Secretarial Services (Jersey) Limited

Queensway House, Hilgrove Street

St Helier, Jersey JE1 1ES

Channel Islands

(44) 1534-281-837

Attention: Jennifer Yu

OUR COMPANY

We are a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the business processes of our clients which are typically companies headquartered in Asia Pacific, Europe, Middle East and North America regions to our delivery centers located in Costa Rica, India, the Philippines, Romania, Sri Lanka and the UK. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.

We design, implement and operate comprehensive business processes for our clients, involving one or more data, voice and analytical components. Our services include industry-specific processes that are tailored to address our clients’ business and industry practices, particularly in the travel and leisure, insurance, banking and financial services industries, as well as businesses in the consumer products, retail, professional services, pharmaceutical, media and entertainment, manufacturing, logistics, telecommunications, and utilities industries. In addition, we deliver shared services applicable across multiple industries, in areas such as finance and accounting, and research and analytics services (formerly referred to as knowledge services). In May 2009, we reorganized our industry-specific capabilities to form a new core functional service capability called global transformation practice. These services seek to help our clients identify business and process optimization opportunities through technology-enabled solutions, process design and improvements, including the Six Sigma principles, and other techniques and leveraging program management to achieve cost savings.

We generate revenue primarily from providing BPO services. A portion of our revenue includes payments which we make to automobile repair centers. We evaluate our business performance based on revenue net of these payments in the case of “fault” repairs, since we believe that revenue less repair payments reflects more accurately the value of the business process outsourcing services we directly provide to our clients.

We were incorporated in Jersey, Channel Islands on February 18, 2002. Our principal executive office is located at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli(W), Mumbai 400 079, India, and the telephone number for this office is (91-22) 4095-2100. Our registered office in Jersey is at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands. Our agent for service in the US is our subsidiary, WNS North America, Inc., 15 Exchange Place, 3rd Floor, Jersey City, NJ 07302, US.

FORWARD-LOOKING STATEMENTS

This prospectus and accompanying prospectus supplements contain or incorporate statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements can be identified by the use of forward-looking language such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” or other similar words. Our actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements. These statements are subject to certain risks and uncertainties, including but not limited to certain risks described in any applicable prospectus supplement or the documents incorporated by reference. When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this prospectus and any applicable prospectus supplement. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should refer to our periodic and current reports filed with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

The “Risk Factors” section of this prospectus directs you to a description of the principal contingencies and uncertainties to which we believe we are subject.

RISK FACTORS

Investing in our ordinary shares (directly or in the form of ADSs) involves risks. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our most recent annual report on Form 20-F, and in our updates, if any, to those risk factors in our reports on Form 6-K, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management deems immaterial. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

USE OF PROCEEDS

Except as otherwise described in any prospectus supplement, we anticipate using the net proceeds from the sale of the ordinary shares (directly or in the form of ADSs) for general corporate purposes, which may include capital expenditures, acquisitions, refinancing of indebtedness and working capital.

We will not receive any proceeds from the sale of any ordinary shares (directly or in the form of ADSs) by the selling shareholders.

DESCRIPTION OF ORDINARY SHARES

We were incorporated in Jersey, Channel Islands and our affairs are governed by our Memorandum and Articles of Association and Jersey law.

Pursuant to an extraordinary general meeting held on November 22, 2011, the Company’s authorized share capital increased from £5,100,000, divided into 50,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each, to £6,100,000, divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each, by the creation of 10,000,000 additional ordinary shares of 10 pence each. As at September 30, 2011 and March 31, 2011, 2010 and 2009, we had 44,603,519, 44,443,726, 43,743,953 and 42,607,403 ordinary shares outstanding, respectively. The increase in the number of ordinary shares outstanding during the last three fiscal years resulted from the issuance of ordinary shares pursuant to our two share-based incentive plans, our 2002 Stock Incentive Plan and our 2006 Incentive Award Plan (as amended and restated). On September 13, 2011, we adopted the second amendment and restatement of our 2006 Incentive Award Plan to increase the number of ordinary shares and ADSs available for grant thereunder by 2,200,000 ordinary shares/ADSs to a total of 6,200,000 ordinary shares/ADSs. We have not issued any shares for consideration other than cash. There are no preferred shares outstanding.

Pursuant to Jersey law and our Memorandum and Articles of Association, our Board of Directors by resolution may establish one or more classes of preferred shares having such number of shares, designations, dividend rates, relative voting rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of us. None of our shares have any redemption rights.

The rights of shareholders described in this section are available only to persons who hold our certificated shares. ADS holders do not hold our certificated shares and therefore are not directly entitled to the rights conferred on our shareholders by our Articles of Association or the rights conferred on shareholders of a Jersey company by the Companies (Jersey) Law, 1991, or the 1991 Law, including, without limitation: the right to receive dividends and the right to attend and vote at shareholders meetings; the rights described in “— Other Jersey Law Considerations — Mandatory Purchases and Acquisitions” and “— Other Jersey Law Considerations — Compromises and Arrangements,” the right to apply to a Jersey court for an order on the grounds that the affairs of a company are being conducted in a manner which is unfairly prejudicial to the interests of its shareholders; and the right to apply to the Jersey Financial Services Commission, or JFSC, to have an inspector appointed to investigate the affairs of a company. ADS holders are entitled to receive dividends and to exercise the right to vote only in accordance with the deposit agreement.

Set forth below is a description of our ordinary shares and a brief summary of the basic rights and privileges of our ordinary shareholders conferred by our Articles of Association and Jersey laws. This description is only a summary and is qualified by reference to Jersey law and our Articles of Association, as amended, a copy of which was filed with the SEC on July 3, 2006 as Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-135590). You may obtain a copy of our Articles of Association as indicated under “Where You Can Find More Information.”

Capacity

Under the 1991 Law, the doctrine of ultra vires in its application to companies is abolished and accordingly the capacity of a Jersey company is not limited by anything in its memorandum or articles or by any act of its members.

Changes in Capital or our Memorandum and Articles of Association

Subject to the 1991 Law and our Articles of Association, we may by special resolution at a general meeting:

•	increase our authorized or paid-up share capital;

•	consolidate and divide all or any part of our shares into shares of a larger amount than is fixed by our Memorandum of Association;

•	sub-divide all or any part of our shares into shares of smaller amount than is fixed by our Memorandum of Association;

•	convert any of our issued or unissued shares into shares of another class;

•	convert all our issued par value shares into no par value shares and vice versa;

•	convert any of our paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	convert any of our issued limited shares into redeemable shares which can be redeemed;

•

cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled;

•	reduce our issued share capital; or

•	alter our Memorandum or Articles of Association.

General Meetings of Shareholders

We may at any time convene general meetings of shareholders. We hold an annual general meeting for each fiscal year. Under the 1991 Law, no more than 18 months may elapse between the date of one annual general meeting and the next.

Our Articles of Association provide that annual general meetings and meetings calling for the passing of a special resolution require 21 days’ notice of the place, day and time of the meeting in writing to our shareholders. Any other general meeting requires no less than 14 days’ notice in writing. Our directors may, at their discretion, and upon a request made in accordance with the 1991 Law by shareholders holding not less than one tenth of our total voting rights our directors shall, convene a general meeting. Our business may be transacted at a general meeting only when a quorum of shareholders is present. Two shareholders entitled to attend and to vote on the business to be transacted (or a proxy for a shareholder or a duly authorized representative of a corporation which is a shareholder) and holding shares conferring not less than one-third of the total voting rights, constitute a quorum provided that if at any time all of our issued shares are held by one shareholder, such quorum shall consist of the shareholder present in person or by proxy.

The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the 1991 Law including:

•	the consideration of our annual financial statements and report of our directors and auditors;

•	the election of directors (if necessary);

•	the appointment of auditors and the fixing of their remuneration;

•	the sanction of dividends; and

•	the transaction of any other business of which notice has been given.

Failure to hold an annual general meeting is an offence by our company and our directors under the 1991 Law and carries a potential fine of up to £5,000 for our company and each director.

Voting Rights

Subject to any special terms as to voting on which any shares may have been issued or may from time to time be held, at a general meeting, every shareholder who is present in person (including any corporation present by its duly authorized representative) shall on a show of hands have one vote and every shareholder present in person or by proxy shall on a poll have one vote for each share of which he is a holder. In the case of joint holders only one of them may vote and in the absence of election as to who is to vote, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

A shareholder may appoint any person (whether or not a shareholder) to act as his proxy at any meeting of shareholders (or of any class of shareholders) in respect of all or a particular number of the shares held by him. A shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the shareholder for the number of shares specified in the instrument appointing the person a proxy. If a shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of shares held by the shareholder for which the relevant person is appointed his proxy. Each duly appointed proxy has the same rights as the shareholder by whom he was appointed to speak at a meeting and vote at a meeting in respect of the number of shares held by the shareholder for which the relevant proxy is appointed his proxy.

For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof or in order to make a determination of shareholders for any other proper purpose, our directors may fix in advance a date as the record date for any such determination of shareholders.

Shareholder Resolutions

An ordinary resolution requires the affirmative vote of a simple majority (i.e., more than 50%) of our shareholders entitled to vote in person (or by corporate representative in case of a corporate entity) or by proxy at a general meeting.

A special resolution requires the affirmative vote of a majority of not less than two-thirds of our shareholders entitled to vote in person (or by corporate representative in the case of a corporate entity) or by proxy at a general meeting.

Our Articles of Association prohibit the passing of shareholder resolutions by written consent to remove an auditor or to remove a director before the expiry of his term of office.

Dividends

Subject to the provisions of the 1991 Law and of the Articles of Association, we may, by ordinary resolution, declare dividends to be paid to shareholders according to their respective rights and interests in our distributable reserves. However, no dividend shall exceed the amount recommended by our directors.

Subject to the provisions of the 1991 Law, we may declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if an interim dividend or dividends appears to us to be justified by our distributable reserves.

Except as otherwise provided by the rights attached to any shares, all dividends shall be declared and paid according to the amounts paid up (as to both par and any premium) otherwise than in advance of calls, on the shares on which the dividend is paid. All dividends unclaimed for a period of ten years after having been declared or become due for payment shall, if we so resolve, be forfeited and shall cease to remain owing by us.

We may, with the authority of an ordinary resolution, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid-up shares or debentures of any other company, or in any one or more of those ways.

We may also with the prior authority of an ordinary resolution, and subject to such conditions as we may determine, offer to holders of shares the right to elect to receive shares, credited as fully paid, instead of the whole, or some part, to be determined by us, of any dividend specified by the ordinary resolution.

For the purposes of determining shareholders entitled to receive a dividend or distribution, our directors may fix a record date for any such determination of shareholders. A record date for any dividend or distribution may be on or at any time before any date on which such dividend or distribution is paid or made and on or at any time before or after any date on which such dividend or distribution is declared.

Ownership Limitations

Our Articles of Association and the 1991 Law do not contain limits on the number of shares that a shareholder may own.

Transfer of Shares

Every shareholder may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any form approved by us. The instrument must be executed by or on behalf of the transferor and, in the case of a transfer of a share which is not fully paid up, by or on behalf of the transferee. The transferor is deemed to remain the holder until the transferee’s name is entered in the register of shareholders.

We may, in our absolute discretion and without giving any reason, refuse to register any transfer of a share or renunciation of a renounceable letter of allotment unless:

•	it is in respect of a share which is fully paid-up;

•	it is in respect of only one class of shares;

•	it is in favor of a single transferee or not more than four joint transferees;

•	it is duly stamped, if so required; and

•

it is delivered for registration to our registered office for the time being or another place that we may from time to time determine accompanied by the certificate for the shares to which it relates and any other evidence as we may reasonably require to prove the right of the transferor or person renouncing to make the transfer or renunciation.

Share Register

We maintain our register of members in Jersey. It is open to inspection during business hours by shareholders without charge and by other persons upon payment of a fee not exceeding £5. Any person may obtain a copy of our register of members upon payment of a fee not exceeding £0.50 per page and providing a declaration under oath as required by the 1991 Law.

Variation of Rights

If at any time our share capital is divided into different classes of shares, the special rights attached to any class, unless otherwise provided by the terms of issue of the shares of that class, may be varied or abrogated with the consent in writing of the holders of the majority of the issued shares of that class, or with the sanction of an ordinary resolution passed at a separate meeting of the holders of shares of that class, but not otherwise. To every such separate meeting all the provisions of our Articles of Association and of the 1991 Law relating to general meetings or to the proceedings thereat shall apply, mutatis mutandis, except that the necessary quorum shall be two persons holding or representing at least one-third in nominal amount of the issued shares of that class but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those holders who are present in person shall be a quorum.

The special rights conferred upon the holders of any class of shares issued with preferred or other special rights shall be deemed to be varied by the reduction of the capital paid up on such shares and by the creation of further shares ranking in priority thereto, but shall not (unless otherwise expressly provided by our Articles of Association or by the conditions of issue of such shares) be deemed to be varied by the creation or issue of further shares ranking after or pari passu therewith. The rights conferred on holders of ordinary shares shall be deemed not to be varied by the creation, issue or redemption of any preferred or preference shares.

Capital Calls

We may, subject to the provisions of our Articles of Association and to any conditions of allotment, from time to time make calls upon the members in respect of any monies unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) provided that (except as otherwise fixed by the conditions of application or allotment) no call on any share shall be payable within 14 days of the date appointed for payment of the last preceding call, and each member shall (subject to being given at least 14 clear days’ notice specifying the time or times and place of payment) pay us at the time or times and place so specified the amount called on his shares.

If a member fails to pay any call or installment of a call on or before the day appointed for payment thereof, we may serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest (at a rate not exceeding 10% per annum to be determined by us) which may have accrued and any expenses which may have been incurred by us by reason of such non-payment. The notice shall name a further day (not earlier than fourteen days from the date of service thereof) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time and at the place appointed, the shares on which the call was made will be liable to be forfeited.

Borrowing Powers

Our Articles of Association contain no restrictions on our power to borrow money or to mortgage or charge all or any part of our undertaking, property and assets.

Issue of Shares and Preemptive Rights

Subject to the provisions of the 1991 Law and to any special rights attached to any shares, we may allot or issue shares with those preferred, deferred or other special rights or restrictions regarding dividends, voting, return of capital or other matters as our directors from time to time determine. We may issue shares that are redeemable or are liable to be redeemed at our option or the option of the holder in accordance with our Articles of Association. Subject to the provisions of the 1991 Law, the unissued shares at the date of adoption of our Articles of Association and shares created thereafter shall be at the disposal of our directors. We cannot issue shares at a discount to par value. Securities, contracts, warrants or other instruments evidencing any preferred shares, option rights, securities having conversion or option rights or obligations may also be issued by the directors without the approval of the shareholders or entered into by us upon a resolution of the directors to that effect on such terms, conditions and other provisions as are fixed by the directors, including, without limitation, conditions that preclude or limit any person owning or offering to acquire a specified number or percentage of shares in us in issue, other shares, option rights, securities having conversion or option rights or obligations of us or the transferee of such person from exercising, converting, transferring or receiving the shares, option rights, securities having conversion or option rights or obligations.

There are no pre-emptive rights for the transfer of our shares either within the 1991 Law or our Articles of Association.

Capitalization of Profits and Reserves

Subject to our Articles of Association, we may, upon the recommendation of our directors, by ordinary resolution resolve to capitalize any of our undistributed profits (including profits standing to the credit of any reserve account), any sum standing to the credit of any reserve account as a result of the sale or revaluation of an asset (other than goodwill) and any sum standing to the credit of our share premium account or capital redemption reserve.

Any sum which is capitalized shall be appropriated among our shareholders in the proportion in which such sum would have been divisible amongst them had the same been applied in paying dividends and applied in (1) paying up the amount (if any) unpaid on the shares held by the shareholders, or (2) issuing to shareholders, fully paid shares (issued either at par or a premium) or (subject to our Articles of Association) our debentures.

Unclaimed Dividends

Any dividend which has remained unclaimed for a period of ten years from the date of declaration thereof shall, if the directors so resolve, be forfeited and cease to remain owing by us and shall thenceforth belong to us absolutely.

Distribution of Assets on a Winding-up

Subject to any particular rights or limitations attached to any shares, if we are wound up, our assets available for distribution among our shareholders shall be applied first in repaying to our shareholders the amount paid up (as to both par and any premium) on their shares respectively, and if such assets shall be more than sufficient to repay to our shareholders the whole amount paid up (as to both par and any premium) on their shares, the balance shall be distributed among our shareholders in proportion to the amount which at the time of the commencement of the winding up had been actually paid up (as to both par and any premium) on their shares respectively.

If we are wound up, we may, with the approval of a special resolution and any other sanction required by the 1991 Law, divide the whole or any part of our assets among our shareholders in specie and our liquidator or, where there is no liquidator, our directors, may, for that purpose, value any assets and determine how the division shall be carried out as between our shareholders or different classes of shareholders. Similarly, with the approval of a special resolution and subject to any other sanction required by the 1991 Law, all or any of our assets may be vested in trustees for the benefit of our shareholders.

Other Jersey Law Considerations

Purchase of Own Shares

The 1991 Law provides that we may, with the sanction of a special resolution and subject to certain conditions, purchase any of our shares which are fully paid.

We may fund the purchase of our own shares from any source provided that our directors are satisfied that immediately after the date on which the purchase is made, we will be able to discharge our liabilities as they fall due and that having regard to (i) our prospects and to the intentions of our directors with respect to the management of our business and (ii) the amount and character of the financial resources that will in their view be available to us, we will be able to (a) continue to carry on our business and (b) discharge our liabilities as they fall due until the expiry of the period of 12 months immediately following the date on which the purchase was made or until we are dissolved, whichever occurs first.

We cannot purchase our shares if, as a result of such purchase, only redeemable shares would be in issue. Any shares that we purchase (other than shares that are, immediately after being purchased, held as treasury shares) are treated as cancelled upon purchase.

Mandatory Purchases and Acquisitions

The 1991 Law provides that where a person (which we refer to as the “offeror”) makes an offer to acquire all of the shares (or all of the shares of any class of shares) (other than treasury shares and any shares already held by the offeror and its associates at the date of the offer), if the offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than 90% in nominal value of the shares (or class of shares) to which the offer relates, the offeror by notice may compulsorily acquire the remaining shares. A holder of any such shares may apply to the Jersey court for an order that the offeror not be entitled to purchase the holder’s shares or that the offeror purchase the holder’s shares on terms different to those of the offer.

Where, prior to the expiry of the offer period, the offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than 90% in nominal value of all of the shares of the target company (other than treasury shares and any shares already held by the offeror and its associates at the date of the offer), the holder of any shares (or class of shares) to which the offer relates who has not accepted the offer may require the offeror to acquire those shares. In such circumstances, each of the offeror and the holder of the shares are entitled to apply to the Jersey court for an order that the offeror purchase the holder’s shares on terms different to those of the offer.

Compromises and Arrangements

Where a compromise or arrangement is proposed between a company and its creditors, or a class of them, or between the company and its shareholders, or a class of them, the Jersey court may on the application of the company or a creditor or member of it or, in the case of a company being wound up, of the liquidator, order a meeting of the creditors or class of creditors, or of the shareholders of the company or class of shareholders (as the case may be), to be called in a manner as the court directs.

If a majority in number representing 3/4ths in value of the creditors or class of creditors, or 3/4ths of the voting rights of shareholders or class of shareholders (as the case may be), present and voting either in person or by proxy at the meeting agree to a compromise or arrangement, the compromise or arrangement, if sanctioned by the court, is binding on all creditors or the class of creditors or on all the shareholders or class of shareholders, and also on the company or, in the case of a company in the course of being wound up, on the liquidator and contributories of the company.

No Pre-Emptive Rights

Neither our Articles of Association nor the 1991 Law confers any pre-emptive rights on our shareholders.

No Mandatory Offer Requirements

In some countries, the trading and securities legislation contains mandatory offer requirements when shareholders have reached certain share ownership thresholds. There are no mandatory offer requirements under Jersey legislation. The Companies (Takeovers and Mergers Panel) (Jersey) Law 2009 empowers the Minister for Economic Development in Jersey, or the Minister, to appoint a Panel on Takeovers and Mergers, or the Jersey Panel, as the body responsible for regulating takeovers and mergers of companies incorporated in Jersey. The Minister has appointed the UK Panel on Takeovers and Mergers, or the UK Panel, to carry out the functions of the Jersey Panel. The Jersey Panel will be empowered to promulgate rules regulating takeovers and mergers of Jersey companies, or the Jersey Code. The rules applicable to the regulation of takeovers and mergers promulgated by the UK Panel as set out in The City Code on Takeovers and Mergers, or the UK Code, have been adopted as the Jersey Code. Rule 9 of the UK Code contains rules relative to mandatory offers. However, the UK Code only applies to (i) offers for Jersey companies if any of their securities are admitted to trading on a regulated market in the United Kingdom or any stock exchange in the Channel Islands or the Isle of Man and (ii) to public or certain private Jersey companies which are considered by the Panel to have their place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man. As none of our securities are listed on a regulated market in the United Kingdom or on any stock exchange in the Channel Islands or the Isle of Man and as we are not centrally managed and controlled in the United Kingdom, the Channel Islands or the Isle of Man, it is not anticipated that the Jersey Code will apply to us.

Non-Jersey Shareholders

There are no limitations imposed by Jersey law or by our Articles of Association on the rights of non-Jersey shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.

Rights of Minority Shareholders

Under Article 141 of the 1991 Law, a shareholder may apply to court for relief on the ground that our affairs are being conducted or have been conducted in a manner which is unfairly prejudicial to the interests of our shareholders generally or of some part of our shareholders (including at least the shareholder making the application) or that an actual or proposed act or omission by us (including an act or omission on our behalf) is or would be so prejudicial. What amounts to unfair prejudice is not defined in the 1991 Law. There may also be common law personal actions available to our shareholders.

Under Article 143 of the 1991 Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the 1991 Law), the court may make an order regulating our affairs, requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by us or by any of our other shareholders.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

ADSs represent ownership interests in securities that are on deposit with a depositary bank. Deutsche Bank Trust Company Americas, or Deutsche Bank, located at 60 Wall Street, New York, New York 10005, is the depositary bank for our ADSs. ADSs may be represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. Our custodian is State Street Bank and Trust Company, located at One Canada Square, Canary Wharf, London, E14 5AF, United Kingdom.

We appointed Deutsche Bank as our depositary bank pursuant to a deposit agreement. A copy of the deposit agreement has been filed with the SEC on July 3, 2006 as Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-135590). You may obtain a copy of the deposit agreement as indicated above under “Where You Can Find More Information.”

The following is a summary description of the ADSs and your rights as an owner of ADSs. Please note that your rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

Each ADS represents the right to receive one ordinary share on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound by its terms and, if applicable, by the terms of the ADR that represents your ADSs. The deposit agreement and, if applicable, the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement is governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of Jersey, which may be different from the laws in the US.

As an owner of ADSs, you may hold your ADSs by means of an ADR registered in your name, through a brokerage or safekeeping account or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (commonly referred to as “DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for distribution to the holders, subject to the applicable laws and regulations, if any, of Jersey.

Distributions of Ordinary Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (for example, the US securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of new ADSs.

The depositary bank will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary bank; or

•	it is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution.

If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	we do not timely request that the property be distributed to you or if we ask that the property not be distributed to you;

•	we do not deliver satisfactory documents to the depositary bank; or

•	the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

If permitted under applicable law, the depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you obtain all necessary government approvals and pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

If you are permitted to make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised;

•	you are duly authorized to deposit the ordinary shares;

•

the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by US and Jersey law considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and certain other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except:

•

during temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	when obligations to pay fees, taxes and similar charges are due; and

•	when restrictions are imposed because of laws or regulations applicable to ADSs or the withdrawal of the securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Ordinary Shares — Voting Rights” above.

At our request, the depositary bank will send to you by mail or electronic transmission any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote or cause the custodian to vote the shares represented by the holder’s ADSs in accordance with such voting instructions.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and by the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Securities for which no voting instructions have been received will not be voted. In addition, the depositary bank is not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

	Type of Service	Fees
1.	Issuance of ADSs, including upon the deposit of ordinary shares or to any person to whom an ADS distribution is made pursuant to share dividends or other free distributions of shares, bonus distributions, share splits or other distributions (except where converted to cash)	$5.00 per 100 ADSs (or any portion thereof)

2.	Surrender of ADSs for cancellation and withdrawal of ordinary shares underlying such ADSs (including cash distributions made pursuant to a cancellation or withdrawal)	$5.00 per 100 ADSs (or any portion thereof)

3.	Distribution of cash proceeds, including cash dividends or sale of rights and other entitlements, not made pursuant to a cancellation or withdrawal)	$2.00 per 100 ADSs (or any portion thereof)

4.	Issuance of ADSs upon the exercise of rights	$5.00 per 100 ADSs (or any portion thereof)

5.	Operations and maintenance costs in administering the ADSs (provided that the total fees assessed under this item, combined with the total fees assessed under item 3 above, should not exceed $0.02 per ADS in any calendar year)	$0.02 per ADS per calendar year

In addition, holders or beneficial owners of our ADS, persons depositing ordinary shares for deposit and persons surrendering ADSs for cancellation and withdrawal of deposited securities will be required to pay the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

registration fees for the registration of ordinary shares or other deposited securities with applicable registrar and applicable to transfers of ordinary shares or other deposited securities in connection with the deposit or withdrawal of ordinary shares or other deposited securities;

•	certain cable, telex, facsimile and electronic transmission and delivery expenses;

•	expenses and charges incurred by Deutsche Bank in the conversion of foreign currency into US dollars;

•

fees and expenses incurred by Deutsche Bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs;

•	fees and expenses incurred by Deutsche Bank in connection with the delivery of deposited securities; and

•	any additional fees, charges, costs or expenses that may be incurred by Deutsche Bank from time to time.

In the case of cash distributions, the applicable fees, charges, expenses and taxes will be deducted from the cash being distributed. In the case of distributions other than cash, such as share dividends, the distribution generally will be subject to appropriate adjustments for the deduction of the applicable fees, charges, expenses and taxes. In certain circumstances, Deutsche Bank may dispose of all or a portion of such distribution and distribute the net proceeds of such sale to the holders of ADS, after deduction of applicable fees, charges, expenses and taxes.

If Deutsche Bank determines that any distribution in property is subject to any tax or other governmental charge which Deutsche Bank is obligated to withhold, Deutsche Bank may withhold the amount required to be withheld and may dispose of all or a portion of such property in such amounts and in such manner as Deutsche Bank deems necessary and appropriate to pay such taxes or charges and Deutsche Bank will distribute the net proceeds of any such sale after deduction of such taxes or charges to the holders of ADSs entitled to the distribution.

We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank will provide you with a copy of its latest fee schedule without charge upon request.

During fiscal 2011, Deutsche Bank made a payment of $5,500 to IPREO (Hemscott Holdings Limited) on behalf of our company in consideration for our access to Bigdough investor relations tool.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders not less than 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. For example, any amendments or supplements which are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing any fees or charges you may be required to pay, will not be considered to materially prejudice any of your substantial rights.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except in order to comply with applicable law).

We have the right to direct the depositary bank to terminate the deposit agreement, in which case the depositary bank will give notice to you at least 90 days prior to termination. The depositary bank may also terminate the agreement if it has told us that it would like to resign or we have removed the depositary bank and we have not appointed a new depositary bank within 90 days; in such instances, the depositary bank will give notice to you at least 30 days prior to termination.

Upon termination, the following will occur under the deposit agreement:

•

For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those ordinary shares on the same terms as prior to the termination. During such six months’ period the depositary bank will continue to collect all distributions received on the ordinary shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

•

After the expiration of such six months’ period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•

We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement. The depositary bank shall have no liability to us or the holders of the ADSs in the absence of gross negligence or willful misconduct.

•

The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Articles of Association or Memorandum of Association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Association or Memorandum of Association or in any provisions of securities on deposit.

•

We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs. These transactions are commonly referred to as “pre-release transactions.” The depositary bank may limit the aggregate size of pre-release transactions and impose a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into US dollars if such conversion is practicable, and it will distribute the US dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practicable or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	distribute the foreign currency to holders for whom the distribution is lawful and practicable; or

•	hold the foreign currency (without liability for interest) for the applicable holders.

SELLING SHAREHOLDERS

The selling shareholders named below and their respective pledgees, donees, transferees or other successors-in-interest may from time to time offer the ordinary shares (directly or in the form of ADSs) set out below. We refer to the selling shareholders herein collectively as Warburg Pincus.

	Shareholding in WNS (Holdings) Limited
Selling Shareholder	Shares	Percentage(1)
Warburg Pincus Private Equity VIII, L.P.(2)	10,683,322	23.95%

Warburg Pincus International Partners, L.P.(2)	10,255,990	22.99%

Warburg Pincus Netherlands International Partners I, C.V.(2)	427,332	0.96%

Total	21,366,644	47.90%

Notes:

(1)	Based on an aggregate of 44,603,519 ordinary shares as of September 30, 2011.

(2)	The selling shareholders are Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership, or WP VIII, Warburg Pincus International Partners, L.P., a Delaware limited partnership, or WPIP, and Warburg Pincus Netherlands International Partners I, C.V., a company organized under the laws of the Netherlands, or WPIP CV I. Warburg Pincus Partners LLC, a New York limited liability company, or WPP LLC, is the general partner of WP VIII, WPIP and WPIP CV I. Warburg Pincus & Co., a New York general partnership, or WP, is the managing member of WPP LLC. Warburg Pincus LLC, a New York limited liability company, or WP LLC, is the manager of WP VIII, WPIP and WPIP CV I. Charles R. Kaye and Joseph P. Landy are each a Managing General Partner of WP and a Co-President and Managing Member of WP LLC and may be deemed to control Warburg Pincus. WP VIII has entered into an agreement with Warburg Pincus Netherlands Private Equity VIII C.V. I, a company organized under the laws of the Netherlands, or WP VIII CV I, and WP-WPVIII Investors, L.P., a Delaware limited partnership, or WP-WPVIII Investors, pursuant to which interests in the aforementioned ordinary shares held by WP VIII are to be allocated among WP VIII, WP VIII CV I and WP-WPVIII Investors on a pro rata basis, based upon their respective aggregate capital commitments to WP VIII and related co-investment entities. WPIP has entered into an agreement with WPIP CV I and WP-WPIP Investors, L.P., a Delaware limited partnership, or WP-WPIP Investors, pursuant to which interests in the aforementioned ordinary shares held by WPIP and WPIP CV I are to be allocated among WPIP, WPIP CV I and WP-WPIP Investors on a pro rata basis, based upon their respective aggregate capital commitments to WP VIII and related co-investment entities.

The address of the selling shareholders is 450 Lexington Avenue, New York, New York 10017, US.

The selling shareholders may offer, in the aggregate, up to 21,366,644 of our ordinary shares (directly or in the form of ADSs), representing 47.90% of our outstanding ordinary shares.

Jeremy Young, a Managing Director and member of WP LLC, was appointed to our board of directors as a nominee of Warburg Pincus in May 2004. See also “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” in our most recently filed annual report on Form 20-F for a description of transactions that we have entered into with investee companies of Warburg Pincus.

Registration Rights Agreement

The following is a brief summary of a registration rights agreement that we have entered into with the selling shareholders. This summary is qualified in its entirety by reference to the registration rights agreement, a copy of which is filed as Exhibit 10.1 to the registration statement on Form F-3, of which this prospectus is part.

We have entered into a Registration Rights Agreement dated October 12, 2011, or the Registration Rights Agreement, pursuant to which we have granted, subject to certain conditions, to the selling shareholders,

Warburg Pincus, certain demand registration rights. These demand rights entitle these shareholders to require us to use our reasonable efforts to prepare and file, on not more than two occasions, a shelf registration statement on Form F-3 or, if we are not eligible to file a registration statement on Form F-3, a non-shelf registration statement on Form F-1, under the Securities Act. The request for registration must cover at least that number of shares with an aggregate proposed offering price, net of underwriting commissions, of at least US$2 million. Pursuant to the Registration Rights Agreement, we have also granted, subject to certain conditions, to Warburg Pincus certain piggy-back registration rights entitling these shareholders to sell their ordinary shares in a registered offering of our company. In connection with an underwritten offering pursuant to a registration under the Registration Rights Agreement, if, in the opinion of the managing underwriter, it is appropriate because of marketing and other factors, to limit the number of shares to be included in the offering, then only that number of shares which the managing underwriter believes could be included in the offering would be included, with any shares proposed to be sold by our company having priority of inclusion in the offering. We are entitled in certain circumstances, including the existence of material non-public information, to defer filing a registration statement pursuant to a demand request or suspend any sales pursuant to an effective registration statement.

We have agreed to bear the expenses incurred in connection with such registrations, excluding underwriting discounts and commissions and selling shareholders’ legal fees. We have also agreed, under certain circumstances, to indemnify these shareholders and the underwriters in connection with such registrations. These shareholders have agreed to indemnify us and the underwriters in connection with any such registrations provided that their obligation to indemnify is limited to the amount of sale proceeds received by them.

Pursuant to the terms of the Registration Rights Agreement, we are prohibited from entering into any merger, consolidation or reorganization in which our company will not be the surviving corporation unless the successor corporation agrees to assume the obligations and duties of the company under the Registration Rights Agreement.

These registration rights will expire at the earlier of the date on which these shareholders cease to own any “registrable shares” (as defined in the Registration Rights Agreement) and the sixth anniversary of the Registration Rights Agreement. The ordinary shares owned by these shareholders cease to be “registrable shares” when they are able to sell freely their shares without any restriction pursuant to Rule 144 of the Securities Act.

We have filed this shelf registration statement pursuant to the Registration Rights Agreement.

PLAN OF DISTRIBUTION

We and/or the selling shareholders may sell or distribute our ordinary shares (directly or in the form of ADSs) from time to time in one or more public or private transactions:

•	through underwriters;

•	through agents;

•	to dealers;

•	directly to one or more purchasers;

•	in “at the market” offerings, within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market on an exchange or otherwise;

•	in block trades;

•	through a combination of any of the above; and

•	any other method permitted pursuant to applicable law.

In particular, the selling shareholders (including any pledgee, donee, transferee or other successor-in-interest) may sell or distribute their ordinary shares (directly or in the form of ADSs) from time to time in one or more public or private transactions, including:

•	block trades, including block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate a transaction;

•	on any exchange or quotation service or in the over-the-counter market;

•	in transactions otherwise than on an exchange or systems or in the over-the-counter market;

•	through the writing or settlement of put or call options relating to such securities, whether such put or call options are listed on a put or call option exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	the short sales of such securities;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	through the lending of such securities;

•	by pledge to secure debts and other obligations or on foreclosure of a pledge;

•	through the distribution of such securities by the selling shareholders to their partners, members or shareholders;

•	through a combination of any of the above; and

•	any other method permitted pursuant to applicable law.

Any sale or distribution may be effected by us or the selling shareholders:

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated or fixed prices.

We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares. If the ordinary shares are sold by the selling shareholders through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions.

At any time a particular offer of the ordinary shares (directly or in the form of ADSs) is made, a prospectus supplement, if required, will be distributed and set forth the terms of each specific offering, including the name or names of any underwriters or agents, the purchase price of the ordinary shares (or the ADSs representing the ordinary shares) and the proceeds to us and/or the selling shareholders from such sales or distribution, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters’ compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

In compliance with certain guidelines of the Financial Industry Regulatory Authority, or FINRA, with respect to shelf registration statements, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate amount of securities offered pursuant to this prospectus and any applicable prospectus supplement; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

In addition, we may distribute the ordinary shares (directly or in the form of ADSs) as a dividend or in a rights offering to our existing security holders. In some cases, we and/or the selling shareholders or dealers acting for us and/or the selling shareholders or on behalf of us and/or the selling shareholders may also repurchase the ordinary shares (directly or in the form of ADSs) and reoffer them to the public by one or more of the methods described above.

Through Underwriters

If underwriters are used in a sale or distribution, the ordinary shares will be acquired (directly or in the form of ADSs) by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may sell or distribute the ordinary shares (directly or in the form of ADSs) in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. The ordinary shares may be offered (directly or in the form of ADSs) to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the prospectus supplement, the underwriters will be obligated to purchase all the ordinary shares (directly or in the form of ADSs) if any are purchased.

During and after an offering through underwriters, the underwriters may purchase and sell or distribute the ordinary shares (directly or in the form of ADSs) in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, under which selling concessions allowed to syndicate members or other broker-dealers for the securities they sell or distribute for their account may be reclaimed by the syndicate if the syndicate repurchases the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities then offered, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

Through Agents or to Dealers

We and/or the selling shareholders may sell or distribute the ordinary shares (directly or in the form of ADSs) directly or through agents we and/or the selling shareholders designate from time to time. Unless otherwise indicated in a prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If dealers are used in any of the sales or distribution of the ordinary shares (directly or in the form of ADSs) covered by this prospectus, we and/or the selling shareholders will sell those securities to dealers as principals. The dealers may then resell the securities to the public at varying prices the dealers determine at the time of resale.

Direct Sales

We and/or the selling shareholders may sell or distribute the ordinary shares (directly or in the form of ADSs) directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale thereof.

Delayed Delivery

If so indicated in a prospectus supplement, we and/or the selling shareholders may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase the ordinary shares (directly or in the form of ADSs) from us and/or the selling shareholders at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

Derivative Transactions and Hedging

We and/or the selling shareholders and the underwriters may engage in derivative transactions involving the ordinary shares (directly or in the form of ADSs). These derivatives may consist of short sale transactions and other hedging activities. The underwriters may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we and/or the selling shareholders may enter into security lending or repurchase agreements with the underwriters. The underwriters may effect the derivative transactions through sales or distributions of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters may also use the securities purchased or borrowed from us and/or the selling shareholders or others (or, in the case of derivatives, securities received from us and/or the selling shareholders in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

Loans of Securities

We or the selling shareholders may loan or pledge the ordinary shares (directly or in the form of ADSs) to a financial institution or other third party that in turn may sell the securities using this prospectus and an applicable prospectus supplement.

General

Agents, dealers, the selling shareholders and direct purchasers that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and/or the selling shareholders and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Agents, dealers and underwriters may be entitled under agreements entered into with us and/or the selling shareholders to indemnification by us and/or the selling shareholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services on our and/or the selling shareholders’ behalf.

A selling shareholder also may resell all or a portion of its ordinary shares (in the form of ADSs) in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conform to the requirements of Rule 144.

TAXATION

Jersey Tax Consequences

General

The following summary of the anticipated tax treatment in Jersey in relation to the payments on the ordinary shares is based on the taxation law in force at the date of this prospectus, and does not constitute legal or tax advice and investors should be aware that the relevant fiscal rules and practice and their interpretation may change. We encourage you to consult your own professional advisors on the implications of subscribing for, buying, holding, selling, redeeming or disposing of ordinary shares (or ADSs) and the receipt of interest and distributions, whether or not on a winding-up, with respect to the ordinary shares (or ADSs) under the laws of the jurisdictions in which they may be taxed.

Under the Income Tax (Jersey) Law 1961, as amended, or the Jersey Income Tax Law: (i) we are regarded as tax resident in Jersey but, being neither a financial services company nor a specified utility company under the Jersey Income Tax Law at the date hereof, we will not be liable to pay Jersey income tax, (ii) we will continue to be able to pay dividends on our ordinary shares without any withholding or deduction for or on account of Jersey tax, and (iii) holders of our ordinary shares (other than Jersey residents) will not be subject to any Jersey tax in respect of the holding, sale or other disposition of their ordinary shares.

On May 6, 2008, Jersey introduced a 3% general sales tax on goods and services, which was increased to 5% with effect from June 1, 2011. We have the benefit of exemption or end user relief from this charge as we have obtained international services entity status (for which an annual administrative fee of £200 is payable).

Currently, there is no double tax treaty or similar convention between the US and Jersey.

As part of an agreement reached in connection with the EU Savings Tax Directive income in the form of interest payments, and in line with steps taken by other relevant third countries, with effect from July 1, 2005 a retention tax system was introduced in respect of payments of interest, or other similar income, made to an individual beneficial owner resident in an EU Member State by a paying agent established in Jersey (the terms “beneficial owner” and “paying agent” are defined in the EU Savings Tax Directive). The retention tax system applies for a transitional period prior to the implementation of a system of automatic communication to EU Member States of information regarding such payments. The transitional period will only end after all EU Member States apply automatic exchange of information and EU Member States unanimously agree that the US has committed to exchange of information upon request. During this transitional period, such an individual beneficial owner resident in an EU Member State is entitled to request a paying agent not to retain tax from such payments but instead to apply a system by which the details of such payments are communicated to the tax authorities of the EU Member State in which the beneficial owner is resident.

The retention tax system and disclosure arrangements are implemented by means of bilateral agreements with each of the EU Member States, the Taxation (Agreements with European Union Member States) (Jersey) Regulations 2005 and Guidance Notes issued by the Policy & Resources Committee of the States of Jersey. Based on these provisions and the current practice of the Jersey tax authorities, dividend distributions to shareholders and income realized by shareholders in a Jersey company upon the sale, refund or redemption of shares do not constitute interest payments for the purposes of the retention tax system and therefore neither a Jersey company nor any paying agent appointed by it in Jersey is obliged to levy retention tax in Jersey under these provisions in respect thereof. However, the retention tax system could apply in the event that an individual resident in an EU Member State, otherwise receives an interest payment in respect of a debt claim (if any) owed by a company to the individual.

Taxation of Dividends

Under existing Jersey law, provided that the ordinary shares and ADSs are not held by, or for the account of, persons resident in Jersey for income tax purposes, payments in respect of the ordinary shares and ADSs, whether by dividend or other distribution, will not be subject to any taxation in Jersey and no withholding in respect of taxation will be required on those payments to any holder of our ordinary shares or ADSs.

Holders of our ordinary shares or ADSs who are resident in Jersey for Jersey income tax purposes suffer deduction of tax on payment of dividends by us at the standard rate of Jersey income tax for the time being in force. Any individual investor who is resident in Jersey who, directly or indirectly, owns more than 2% of our ordinary shares or ADSs may be subject to the deemed dividend or full attribution provisions which seek to tax shareholders or ADS holders of securities on all or a proportion of our profits in proportion to their shareholdings.

Taxation of Capital Gains and Estate and Gift Tax

Under current Jersey law, there are no death or estate duties, capital gains, gift, wealth, inheritance or capital transfer taxes. No stamp duty is levied in Jersey on the issue or transfer of ordinary shares or ADSs. In the event of the death of an individual sole shareholder, duty at rates of up to 0.75% of the value of the ordinary shares or ADSs held may be payable on the registration of Jersey probate or letters of administration which may be required in order to transfer or otherwise deal with ordinary shares or ADSs held by the deceased individual sole shareholder.

The European Union’s evaluation of Jersey’s business tax regime

In late 2009 it was reported that concerns had been raised by some members of the European Union’s Economic and Financial Affairs Council, or ECOFIN, Code of Conduct group that the current tax regime for companies in Jersey, known as “zero-ten”, could be interpreted as being outside the spirit of the EU Code of Conduct for Business Taxation, or the Code of Conduct. In the light of this, the Treasury and Resources Minister of the States of Jersey announced a review of business taxation in Jersey in his budget speech on December 8, 2009. In a review undertaken on January 31, 2011 by the EU Council’s High Level Working Party on Tax issues, or HLWP, it was concluded that the personal tax provisions known as the “deemed distribution” and “attribution” rules were in fact a business tax measure, and were therefore within the scope of the Code of Conduct. On February 15, 2011, and in the light of the HLWP’s conclusions, the States of Jersey announced that Jersey’s business taxation regime known as “zero-ten” will remain in place but that, as part of its good neighbor policy, Jersey will abolish the deemed distribution and attribution rules with effect from January 1, 2012. Representatives from Jersey met with the ECOFIN Code of Conduct group on September 13, 2011 to discuss Jersey’s position on the harmful elements of the zero-ten regime. Jersey explained to the ECOFIN Code of Conduct group that legislation had been passed to abolish the deemed distribution and attribution rules with effect from January 1, 2012, thus removing the harmful elements of the zero-ten regime. The ECOFIN Code of Conduct group accepted Jersey’s position and will now recommend to ECOFIN that Jersey has rolled back on the harmful tax measures and what now remains (the zero-ten tax rates) is compliant with the Code of Conduct. Accordingly, it is not anticipated that the way in which either we or our shareholders not resident in Jersey are taxed in Jersey will change (although ECOFIN still has to meet in December 2011 formally to ratify the ECOFIN Code of Conduct group’s recommendations). We cannot assure you that following the meeting of ECOFIN or otherwise in the future, the current taxation regime applicable in Jersey will not be amended and render us liable for taxation.

US Federal Income Taxation

The following discussion describes certain material US federal income tax consequences to US Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to US Holders that hold the ADSs or ordinary shares as capital assets and that have the US dollar as their functional currency. This discussion is based on the tax laws of the US as in effect on the date of this prospectus and on US Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	real estate investment trusts;

•	regulated investment companies;

•	US expatriates;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•	persons that actually or constructively own 10% or more of our voting stock.

US HOLDERS OF OUR ADSs OR ORDINARY SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE US FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND NON-US TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES.

The discussion below of the US federal income tax consequences to “US Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for US federal income tax purposes:

•	a citizen or resident of the US;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to US federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more US persons for all substantial decisions of the trust or (2) has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for US federal income tax purposes. The US Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any foreign taxes paid and the availability of the reduced tax rate for any dividends received by certain non-corporate US Holders, including individuals US Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and us if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of the underlying ordinary shares.

Distributions

Subject to the rules applicable to passive foreign investment companies for U.S. federal income tax purposes, or PFICs, discussed below, the gross amount of distributions made by us with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will be includable in your gross income in the year received (or deemed received) as dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under US federal income tax principles. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under US federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We do not intend to calculate our earnings and profits under US federal income tax principles. Therefore, a US Holder should expect that a distribution will be treated as a dividend. No dividends received deduction will be allowed for US federal income tax purposes with respect to dividends paid by us.

With respect to non-corporate US Holders, including individual US Holders, for taxable years beginning before January 1, 2013, under current law dividends may be “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) we are not a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, (2) certain holding period requirements are met, and (3) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the US. Under US Internal Revenue Service, or IRS, authority, common shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the US if they are listed on the NYSE, as our ADSs are. However, based on existing guidance, it is not entirely clear whether any dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a US exchange. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or ordinary shares, including the effects of any change in law after the date of this prospectus.

The amount of any distribution paid in a currency other than the US dollar (a foreign currency) will be equal to the US dollar value of such foreign currency on the date such distribution is received by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, regardless of whether the payment is in fact converted into US dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such foreign currency will be US source ordinary income or loss, subject to certain exceptions and limitations. If such foreign currency is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Subject to certain exceptions, for foreign tax credit purposes, dividends distributed by us with respect to ADSs or ordinary shares generally will constitute foreign source income. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income”. To the extent the dividends would be taxable as qualified dividend income with respect to non-corporate US Holders, including individual US Holders (subject to the discussion above), the amount of the dividends taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. You are urged to consult your tax advisors regarding the foreign tax credit limitation and source of income rules with respect to distributions on the ADSs or ordinary shares.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of ADSs or ordinary shares, you generally will recognize a capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and your tax basis in such ADSs or ordinary shares. If the consideration you receive for the ADSs or ordinary shares is not paid in US dollars, the amount realized will be the US dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ADSs or ordinary shares, as applicable, are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the US dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. Your initial tax basis in your ADSs or ordinary shares will equal the US dollar value of the cost of such ADSs or ordinary shares, as applicable. If you use foreign currency to purchase ADSs or ordinary shares, the cost of such ADSs or ordinary shares will be the US dollar value of the foreign currency purchase price determined by reference to the spot rate of exchange on the date of purchase. However, if the ADSs or ordinary shares, as applicable, are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, you will determine the US dollar value of the cost of such ADSs or ordinary shares, as applicable, by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Subject to certain exceptions and limitations, capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares generally will be US source gain or loss and treated as long-term capital gain or loss if your holding period in the ADSs or ordinary shares exceeds one year. Subject to the PFIC rules discussed below and other limitations, if you are a non-corporate US Holder, including an individual US Holder, any long-term capital gain will be subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

Passive Foreign Investment Company

A non-US corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a PFIC with respect to our most recently closed taxable year. In addition, based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we do not expect to be a PFIC for US federal income tax purposes for our current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our US counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations contained in this paragraph.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” or qualified electing fund, or QEF, election (if available) as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution.

Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge normally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

In addition, if we are a PFIC, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such subsidiaries that are directly or indirectly owned by us in that proportion which the value of the shares you own so bears to the value of all of our shares, and may be subject to the adverse tax consequences described above with respect to the shares of such subsidiaries you would be deemed to own.

If we are a PFIC, you may avoid taxation under the rules described above by making a QEF election to include your share of our income on a current basis in any taxable year that we are a PFIC, provided we agree to furnish you annually with certain tax information. However, we do not presently intend to prepare or provide such information.

Alternatively, if the ADSs are “marketable stock” (as defined below), you can avoid taxation under the unfavorable PFIC rules described above in respect of the ADSs by making a mark-to-market election in respect of the ADSs by the due date (determined with regard to extensions) for your tax return in respect of your first taxable year during which we are treated as a PFIC. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income in each of your taxable years during which we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. Further, distributions would be taxed as described above under “— Distributions,” except the preferential dividend rates with respect to “qualified dividend income” would not apply. You will not be required to recognize mark-to-market gain or loss in respect of your taxable years during which we were not at any time a PFIC.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the NYSE, or other market, as defined in the applicable US Treasury regulations. Our ADSs are listed on the NYSE and consequently, if you hold ADSs the mark-to-market election would be available to you, provided the ADSs are traded in sufficient quantities. US Holders of ADSs or ordinary shares should consult their tax advisors as to whether the ADSs or ordinary shares would qualify for the mark-to-market election.

You also generally can make a “deemed sale” election in respect of any time we cease being a PFIC, in which case you will be deemed to have sold, at fair market value, your ADSs or ordinary shares (and shares of our PFIC subsidiaries, if any, that you are deemed to own) on the last day of our taxable year immediately prior to our taxable year in respect of which we are not a PFIC. If you make this deemed sale election, you generally would be subject to the unfavorable PFIC rules described above in respect of any gain realized on such deemed sale, but as long as we are not a PFIC for future years, you would not be subject to the PFIC rules for those future years.

If you hold ADSs or ordinary shares in any year in which we or any of our subsidiaries are a PFIC, you would be required to file an annual information report with the IRS, for each entity that is a PFIC, regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares. You should consult your tax advisors regarding the potential application of the PFIC rules to your ownership of ADSs or ordinary shares and the elections discussed above.

US Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible US backup withholding. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. US Holders should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Additional Reporting Requirements

For taxable years beginning after March 18, 2010, certain US Holders who are individuals are required to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions. US Holders should consult their tax advisers regarding the effect, if any, of new US federal income tax legislation on their ownership and disposition of ADS or ordinary shares.

ADDITIONAL INFORMATION

A copy of this document has been delivered to the Registrar of Companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, as amended, and he has given, and has not withdrawn, his consent to its circulation. The JFSC, has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958, as amended, to the issue of ordinary shares by us. In giving these consents, neither the Registrar of Companies nor the JFSC takes any responsibility for our financial soundness or for the correctness of any statements made, or opinions expressed, with regard to it. The JFSC is protected by the Control of Borrowing (Jersey) Law 1947 against liability arising from the discharge of its functions under that law.

Our directors whose names appear on the signature pages of the registration statement of which this document is a part accept responsibility for the information contained in this document. To the best of the knowledge and belief of our directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. Each of our directors accepts responsibility accordingly.

It should be remembered that the price of the ordinary shares (directly or in the form of ADSs) and the income from them may decrease as well as increase.

If you are in any doubt about the contents of this document, you should consult your stockbroker, bank manager, attorney, accountant or other financial advisor.

Nothing in this document or anything communicated to holders or potential holders of ordinary shares (directly or in the form of ADSs) is intended to constitute or should be construed as advice on the merits of the purchase of or subscription for ordinary shares (directly or in the form of ADSs) or the exercise of any rights attached thereto for the purposes of the Financial Services (Jersey) Law 1998, as amended.

LEGAL MATTERS

The validity of our ordinary shares will be passed upon by Mourant Ozannes, our Jersey counsel. Certain legal matters relating to US federal securities law in connection with any offering pursuant to this prospectus will be passed upon by Latham & Watkins LLP, our US counsel.

EXPERTS

Our consolidated financial statements as of March 31, 2011 and for the year ended March 31, 2011 and management’s assessment of the effectiveness of internal control over financial reporting incorporated in this prospectus by reference to our annual report on Form 20-F for the year ended March 31, 2011 have been audited by Grant Thornton, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and given on their authority as experts in accounting and auditing. The offices of Grant Thornton are located at 6th Floor, Engineering Centre, 9 Matthew Road, Opera House, Mumbai 400004, India.

Ernst & Young, independent registered public accounting firm, has audited our consolidated financial statements as of March 31, 2010 and for the years ended March 31, 2010 and 2009 included in our annual report on Form 20-F for the year ended March 31, 2011, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance on Ernst & Young’s report, given on their authority as experts in accounting and auditing.

10,650,000 American Depositary Shares

WNS (Holdings) Limited

(organized under the laws of Jersey, Channel Islands)

Representing 10,650,000 ordinary shares

PROSPECTUS SUPPLEMENT

Joint Bookrunners

BofA Merrill Lynch

Deutsche Bank Securities

Co-Managers

Baird

William Blair & Company

Janney Montgomery Scott

February 9, 2012